República de Colombia



Libertad y Orden

Ministerio de Hacienda y Crédito Público

DECRETO 1523

18 DIC 2024 ⟩

Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

en ejercicio de las facultades constitucionales y legales, en especial
las conferidas en el artículo 348 de la Constitución Política y el artículo 59 del Estatuto Orgánico del Presupuesto, y

CONSIDERANDO

Que de conformidad con lo previsto en el artículo 346 de la Constitución Política, el Gobierno nacional formuló el Proyecto de Ley "Por la cual se decreta el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1º de enero al 31 de diciembre del año 2025" y lo presentó al Congreso de la República dentro de los primeros diez días de la legislatura, siendo radicado en la Secretaría General de la Cámara de Representantes el 29 de julio de 2024, el cual fue registrado como Proyecto de Ley No. 090 de 2024 en la Cámara de Representantes y 060 de 2024 en el Senado de la República.

Que el monto presentado por el Gobierno nacional en el proyecto de ley del Presupuesto General de la Nación para la vigencia 2025 ascendió a la suma de QUINIENTOS VEINTITRÉS BILLONES SIETE MIL CIENTO TREINTA Y DOS MILLONES CUATROCIENTOS CINCUENTA Y SEIS MIL SETECIENTOS CUATRO PESOS MONEDA LEGAL ($523.007.132.456.704), de los cuales, DOCE BILLONES ($12.000.000.000.000) eran contingentes, toda vez que su materialización dependía de la aprobación del Proyecto de Ley de Financiamiento No. 300 de 2024, radicado el 10 de septiembre de 2024 ante la Cámara de Representantes del Congreso de la República en virtud del artículo 347 de la Constitución Política y el artículo 54 del Estatuto Orgánico del Presupuesto, con el fin de que se estudiara la creación de nuevas rentas o la modificación de las existentes para financiar el monto de gastos contemplados.

Que el inciso segundo del artículo 56 del Estatuto Orgánico del Presupuesto indica: "Antes del 15 de agosto las comisiones del Senado y Cámara de Representantes podrán resolver que el proyecto no se ajusta a los preceptos de esta ley orgánica, en cuyo caso será devuelto al Ministerio de Hacienda y Crédito Público, que lo presentará de nuevo al Congreso antes del 30 de agosto con las enmiendas correspondientes".

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

Que en sesiones económicas conjuntas llevadas a cabo el 14 de agosto de 2024, las Comisiones Terceras y Cuartas del Congreso de la República no devolvieron el Proyecto de Ley de Presupuesto General de la Nación para la vigencia 2025, por lo que se continuó con el trámite legislativo correspondiente.

Que la primera parte del inciso 3° del artículo 56 del Estatuto Orgánico del Presupuesto señala: "Antes del 15 de septiembre las comisiones del Senado y Cámara de Representantes decidirán sobre el monto definitivo del presupuesto de gastos".

Que las sesiones de las comisiones económicas conjuntas realizadas el 11 de septiembre de 2024, fueron presentadas, discutidas y votadas las proposiciones sobre el monto definitivo del Presupuesto General de la Nación para la vigencia 2025, sin que ninguna de ellas fuera aprobada por las cuatro Comisiones. Ahora bien, siguiendo el proceso definido en el Estatuto Orgánico de presupuesto, se continuó con el trámite legislativo correspondiente, cuyas ponencias para primer debate se publicaron el 23 de septiembre de 2024 en las Gacetas 1546 del Senado y 1547 de la Cámara de Representantes, respectivamente.

Que la segunda parte del inciso 3° del artículo 56 del Estatuto Orgánico del Presupuesto indica que "La aprobación del proyecto, por parte de las comisiones, se hará antes del 25 de septiembre y las plenarias iniciarán su discusión el 1 de octubre de cada año".

Que el 24 de septiembre de 2024 en sesiones conjuntas las comisiones económicas terceras y cuartas del Honorable Senado de la República y de la Honorable Cámara de Representantes se reunieron para adelantar el estudio, discusión y votación en primer debate del Proyecto de Ley de Presupuesto General de la Nación para la vigencia 2025, sin que se aprobará en primer debate el Proyecto de Ley No. 090 de 2024 Cámara y 060 de 2024 Senado.

Que el artículo 59 del Estatuto Orgánico del Presupuesto, en concordancia con el artículo 348 de la Constitución Política, señala: "Si el Congreso no expidiere el presupuesto general de la Nación antes de la media noche del 20 de octubre del año respectivo, regirá el proyecto presentado por el gobierno, incluyendo las modificaciones que hayan sido aprobadas en el primer debate".

Que el Congreso de la República no expidió la ley por la cual se debía decretar el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1° de enero al 31 de diciembre del año 2025, dentro del plazo y términos previstos en la normativa vigente.

Que la Corte Constitucional en Sentencia C-478 de 1992 afirmó: "En ausencia de la acción legislativa para la expedición de la ley del plan (art. 341 C.P) y de la ley de Presupuesto (arts. 348, 349), podrá el Presidente ponerlas en vigor mediante decretos que tienen fuerza de leyes".

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

Que el máximo tribunal constitucional en la Sentencia C-1645 de 2000 precisó la diferencia entre un proyecto de presupuesto no radicado a tiempo por el Gobierno nacional, y un proyecto de presupuesto no aprobado dentro del término preclusivo por el Congreso. En el primer caso la Constitución Política prevé que recobra vigencia el presupuesto del año anterior, y frente a la segunda situación, rige el proyecto presentado por el Gobierno nacional con lo aprobado en las comisiones conjuntas económicas.

En la mencionada sentencia, la Corte Constitucional también se refiere a la finalidad de las medidas contempladas en la Constitución Política ante la falta de ley de presupuesto, esto es, contrarrestar los efectos dañinos que generarían tal situación, tales como un caos financiero y la parálisis del sector público, lo cual necesariamente inciden en forma negativa en asuntos que interesan a la sociedad en general.

En ese sentido, la expedición del Presupuesto General de la Nación para la vigencia fiscal 2025 a través de decreto con fuerza de ley no solo obedece a la obligación del Gobierno nacional por la omisión del Congreso de la República, sino que, conforme el artículo 113 de la Constitución Política, es un deber del Gobierno colaborar armónicamente para la realización de los fines del Estado Social de Derecho, garantizando la ejecución de políticas públicas en aras del correcto funcionamiento del Estado y de proteger los sectores más vulnerables.

Que de conformidad con lo anterior, y dado que el Congreso no expidió el Presupuesto General de la Nación antes de la media noche del 20 de octubre del año 2024, regirá el proyecto presentado por el Gobierno de conformidad con lo dispuesto por el artículo 348 de la Constitución Política y el artículo 59 del Estatuto Orgánico de Presupuesto; en consecuencia, el Gobierno nacional se encuentra facultado para expedir por decreto con fuerza material de ley el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025.

Dada la naturaleza del presente acto administrativo, en adelante todas las referencias que en el proyecto de ley se hacían a la "presente Ley" ahora se harán al "presente Decreto".

Que en mérito de lo expuesto,

DECRETA

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2025, en la suma de QUINIENTOS ONCE BILLONES SIETE MIL CIENTO TREINTA Y DOS MILLONES

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

CUATROCIENTOS CINCUENTA Y SEIS MIL SETECIENTOS CUATRO PESOS MONEDA LEGAL ($511.007.132.456.704), según el detalle que se encuentra a continuación:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL		483.698.668.590.308
1.	INGRESOS CORRIENTES DE LA NACIÓN	305.777.927.000.000
2.	RECURSOS DE CAPITAL DE LA NACIÓN	155.769.579.849.588
5.	CONTRIBUCIONES PARAFISCALES DE LA NACIÓN	4.031.689.853.309
6.	FONDOS ESPECIALES DE LA NACIÓN	18.119.471.887.411
II - INGRESOS DE LOS ESTABLECIMIENTOS PÚBLICOS		27.308.463.866.396
0209	AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
31012.	RECURSOS DE CAPITAL	97.940.560.000
0324	SUPERINTENDENCIA DE SERVICIOS PÚBLICOS DOMICILIARIOS	
31011.	INGRESOS CORRIENTES	259.145.743.900
0402	FONDO ROTATORIO DEL DANE	
31011.	INGRESOS CORRIENTES	105.739.136.932
31012.	RECURSOS DE CAPITAL	546.870.000
0403	INSTITUTO GEOGRÁFICO AGUSTÍN CODAZZI - IGAC	
31011.	INGRESOS CORRIENTES	16.667.461.000
0503	ESCUELA SUPERIOR DE ADMINISTRACIÓN PÚBLICA (ESAP)	
31011.	INGRESOS CORRIENTES	22.369.000.000
31012.	RECURSOS DE CAPITAL	135.637.474.534
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	259.821.395.879
1102	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
31011.	INGRESOS CORRIENTES	405.544.000.000
31012.	RECURSOS DE CAPITAL	139.438.177.954
1104	UNIDAD ADMINISTRATIVA ESPECIAL MIGRACIÓN COLOMBIA	
31011.	INGRESOS CORRIENTES	43.107.000.000
31012.	RECURSOS DE CAPITAL	16.995.000.000
1204	SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
31011.	INGRESOS CORRIENTES	672.382.131.396
31012.	RECURSOS DE CAPITAL	226.747.759.740
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	87.606.900.000
1208	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
31011.	INGRESOS CORRIENTES	65.200.000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	113.688.468.000
1309	SUPERINTENDENCIA DE LA ECONOMÍA SOLIDARIA	
31011.	INGRESOS CORRIENTES	25.501.834.000
31012.	RECURSOS DE CAPITAL	9.667.166.000
1310	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCIÓN DE IMPUESTOS Y ADUANAS NACIONALES	
31011.	INGRESOS CORRIENTES	13.022.000.000
31012.	RECURSOS DE CAPITAL	4.635.532.000
1313	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
31011.	INGRESOS CORRIENTES	473.061.929.153
1503	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	388.276.000.000
31012.	RECURSOS DE CAPITAL	40.399.000.000
1507	INSTITUTO CASAS FISCALES DEL EJÉRCITO	
31011.	INGRESOS CORRIENTES	50.827.000.000
31012.	RECURSOS DE CAPITAL	24.214.000.000
1508	DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA	
31011.	INGRESOS CORRIENTES	3.000.000.000
1510	CLUB MILITAR DE OFICIALES	
31011.	INGRESOS CORRIENTES	54.766.000.000
31012.	RECURSOS DE CAPITAL	3.309.000.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
1511	CAJA DE SUELDOS DE RETIRO DE LA POLICÍA NACIONAL	
31011.	INGRESOS CORRIENTES	387.869.000.000
31012.	RECURSOS DE CAPITAL	13.512.000.000
1512	FONDO ROTATORIO DE LA POLICÍA	
31011.	INGRESOS CORRIENTES	198.654.235.351
31012.	RECURSOS DE CAPITAL	113.784.000.000
1516	SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
31011.	INGRESOS CORRIENTES	38.059.000.000
1519	HOSPITAL MILITAR	
31011.	INGRESOS CORRIENTES	483.885.000.000
31012.	RECURSOS DE CAPITAL	34.500.000.000
1520	AGENCIA LOGÍSTICA DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	1.061.333.000.000
31012.	RECURSOS DE CAPITAL	19.293.000.000
1702	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
31011.	INGRESOS CORRIENTES	83.851.029.000
31012.	RECURSOS DE CAPITAL	23.421.009.176
1715	AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP	
31011.	INGRESOS CORRIENTES	5.194.956.000
31012.	RECURSOS DE CAPITAL	2.759.178.070
1717	AGENCIA NACIONAL DE TIERRAS - ANT	
31011.	INGRESOS CORRIENTES	2.100.000.000
31012.	RECURSOS DE CAPITAL	3.081.915.730
1718	AGENCIA DE DESARROLLO RURAL - ADR	
31011.	INGRESOS CORRIENTES	1.127.705.339
31012.	RECURSOS DE CAPITAL	2.037.488.773
1903	INSTITUTO NACIONAL DE SALUD (INS)	
31011.	INGRESOS CORRIENTES	7.385.256.743
31012.	RECURSOS DE CAPITAL	5.500.000.000
1910	SUPERINTENDENCIA NACIONAL DE SALUD	
31011.	INGRESOS CORRIENTES	261.822.379.604
31012.	RECURSOS DE CAPITAL	64.389.365.087
1912	INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
31011.	INGRESOS CORRIENTES	207.332.051.562
31012.	RECURSOS DE CAPITAL	35.432.000.000
1913	FONDO DE PREVISIÓN SOCIAL DEL CONGRESO	
31011.	INGRESOS CORRIENTES	14.053.184.000
31012.	RECURSOS DE CAPITAL	52.848.597.000
1914	FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
31011.	INGRESOS CORRIENTES	158.202.559.000
31012.	RECURSOS DE CAPITAL	43.240.153.000
2103	SERVICIO GEOLÓGICO COLOMBIANO	
31011.	INGRESOS CORRIENTES	7.947.000.000
31012.	RECURSOS DE CAPITAL	479.217.784
2109	UNIDAD DE PLANEACIÓN MINERO ENERGÉTICA - UPME	
31011.	INGRESOS CORRIENTES	64.201.361.747
31012.	RECURSOS DE CAPITAL	895.146.524
2110	INSTITUTO DE PLANIFICACIÓN Y PROMOCIÓN DE SOLUCIONES ENERGÉTICAS PARA LAS ZONAS NO INTERCONECTADAS - IPSE	
31012.	RECURSOS DE CAPITAL	8.172.895.421
2111	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
31012.	RECURSOS DE CAPITAL	3.450.100.361.082
2112	AGENCIA NACIONAL DE MINERÍA - ANM	
31011.	INGRESOS CORRIENTES	62.478.122.710
31012.	RECURSOS DE CAPITAL	426.653.563.290
2234	ESCUELA TECNOLÓGICA INSTITUTO TÉCNICO CENTRAL	
31011.	INGRESOS CORRIENTES	19.226.146.298
31012.	RECURSOS DE CAPITAL	8.207.038.725

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
2238	INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN ANDRÉS Y PROVIDENCIA	
31011.	INGRESOS CORRIENTES	820.000.000
31012.	RECURSOS DE CAPITAL	913.762.853
2239	INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN JUAN DEL CESAR	
31011.	INGRESOS CORRIENTES	3.312.455.761
31012.	RECURSOS DE CAPITAL	1.388.000.000
2241	INSTITUTO TOLIMENSE DE FORMACIÓN TÉCNICA PROFESIONAL	
31011.	INGRESOS CORRIENTES	18.277.877.663
31012.	RECURSOS DE CAPITAL	467.071.470
2242	INSTITUTO TÉCNICO NACIONAL DE COMERCIO "SIMÓN RODRÍGUEZ" DE CALI	
31011.	INGRESOS CORRIENTES	5.084.049.959
31012.	RECURSOS DE CAPITAL	1.973.000.000
2306	FONDO ÚNICO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES	
31011.	INGRESOS CORRIENTES	1.564.735.603.161
31012.	RECURSOS DE CAPITAL	116.195.383.757
2308	UNIDAD ADMINISTRATIVA ESPECIAL COMISIÓN DE REGULACIÓN DE COMUNICACIONES	
31011.	INGRESOS CORRIENTES	56.850.847.000
2309	AGENCIA NACIONAL DEL ESPECTRO - ANE	
31011.	INGRESOS CORRIENTES	49.339.168.000
2311	COMPUTADORES PARA EDUCAR (CPE)	
31011.	INGRESOS CORRIENTES	175.005.141.000
2312	CORPORACIÓN AGENCIA NACIONAL DE GOBIERNO DIGITAL - AND	
31011.	INGRESOS CORRIENTES	136.953.290.296
2402	INSTITUTO NACIONAL DE VÍAS	
31011.	INGRESOS CORRIENTES	1.251.219.226.845
2412	UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONÁUTICA CIVIL	
31011.	INGRESOS CORRIENTES	2.274.103.866.791
31012.	RECURSOS DE CAPITAL	847.256.967.983
2413	AGENCIA NACIONAL DE INFRAESTRUCTURA	
31011.	INGRESOS CORRIENTES	296.617.529.268
2416	AGENCIA NACIONAL DE SEGURIDAD VIAL	
31011.	INGRESOS CORRIENTES	204.099.794.437
2417	SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE	
31011.	INGRESOS CORRIENTES	97.515.357.101
2602	FONDO DE BIENESTAR SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA	
31011.	INGRESOS CORRIENTES	1.735.000.000
31012.	RECURSOS DE CAPITAL	17.837.818.033
2802	FONDO ROTATORIO DE LA REGISTRADURÍA	
31011.	INGRESOS CORRIENTES	181.795.211.141
31012.	RECURSOS DE CAPITAL	74.769.203.604
2803	FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURÍA NACIONAL DEL ESTADO CIVIL	
31012.	RECURSOS DE CAPITAL	14.685.380.447
2902	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
31011.	INGRESOS CORRIENTES	950.000.000
31012.	RECURSOS DE CAPITAL	1.669.760.000
2904	FONDO ESPECIAL PARA LA ADMINISTRACIÓN DE BIENES DE LA FISCALÍA GENERAL DE LA NACIÓN	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	38.845.955.000
3202	INSTITUTO DE HIDROLOGÍA, METEOROLOGÍA Y ESTUDIOS AMBIENTALES - IDEAM	
31011.	INGRESOS CORRIENTES	6.718.229.000
31012.	RECURSOS DE CAPITAL	620.570.210
3204	FONDO NACIONAL AMBIENTAL	
31011.	INGRESOS CORRIENTES	210.800.751.510
31012.	RECURSOS DE CAPITAL	62.467.954.856
3304	ARCHIVO GENERAL DE LA NACIÓN	
31011.	INGRESOS CORRIENTES	9.500.000.000
31012.	RECURSOS DE CAPITAL	1.124.500.000
3305	INSTITUTO COLOMBIANO DE ANTROPOLOGÍA E HISTORIA	
31011.	INGRESOS CORRIENTES	5.812.023.878

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

RENTAS DEL PRESUPUESTO GENERAL DE LA NACIÓN

CONCEPTO		TOTAL
31012.	RECURSOS DE CAPITAL	2.737.546.067
3307	INSTITUTO CARO Y CUERVO	
31011.	INGRESOS CORRIENTES	2.822.700.798
31012.	RECURSOS DE CAPITAL	326.066.201
3502	SUPERINTENDENCIA DE SOCIEDADES	
31011.	INGRESOS CORRIENTES	221.383.202.000
31012.	RECURSOS DE CAPITAL	3.497.000.000
3503	SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
31011.	INGRESOS CORRIENTES	278.548.072.138
31012.	RECURSOS DE CAPITAL	93.121.920.001
3504	UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
31011.	INGRESOS CORRIENTES	15.548.661.000
31012.	RECURSOS DE CAPITAL	14.000.753.000
3505	INSTITUTO NACIONAL DE METROLOGÍA - INM	
31011.	INGRESOS CORRIENTES	1.462.458.981
31012.	RECURSOS DE CAPITAL	371.757.479
3602	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
31011.	INGRESOS CORRIENTES	315.297.887.333
31012.	RECURSOS DE CAPITAL	473.818.795.228
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	644.339.567.087
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	1.636.954.079.219
3708	UNIDAD NACIONAL DE PROTECCIÓN - UNP	
31011.	INGRESOS CORRIENTES	175.999.602.000
3801	COMISIÓN NACIONAL DEL SERVICIO CIVIL	
31011.	INGRESOS CORRIENTES	112.280.709.055
31012.	RECURSOS DE CAPITAL	28.883.749.391
4104	UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	66.187.472.034
4602	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
31011.	INGRESOS CORRIENTES	71.150.591.294
31012.	RECURSOS DE CAPITAL	266.007.644.540
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	22.768.049.174
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	4.060.162.175.579
4603	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
31011.	INGRESOS CORRIENTES	230.000.000
31012.	RECURSOS DE CAPITAL	167.982.693
4604	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
31011.	INGRESOS CORRIENTES	511.482.931
31012.	RECURSOS DE CAPITAL	1.272.532.645
III - TOTAL INGRESOS		511.007.132.456.704

SEGUNDA PARTE

ARTÍCULO 2o. PRESUPUESTO DE GASTOS O DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2025 una suma por valor de: QUINIENTOS VEINTITRES BILLONES SIETE MIL CIENTO TREINTA Y DOS MILLONES CUATROCIENTOS CINCUENTA Y SEIS MIL SETECIENTOS CUATRO PESOS MONEDA LEGAL ($523.007.132.456.704), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACIÓN

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 0101 **CONGRESO DE LA REPÚBLICA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1.112.522.000.000		1.112.522.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	1.106.000.000		1.106.000.000
		C. PRESUPUESTO DE INVERSIÓN	200.000.000.000		200.000.000.000
0101		MEJORAMIENTO DE LA EFICIENCIA Y LA TRANSPARENCIA LEGISLATIVA	9.000.000.000		9.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	9.000.000.000		9.000.000.000
0199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR CONGRESO DE LA REPÚBLICA	191.000.000.000		191.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	191.000.000.000		191.000.000.000
		TOTAL PRESUPUESTO SECCIÓN	1.313.628.000.000		1.313.628.000.000
		SECCIÓN: 0201 **PRESIDENCIA DE LA REPÚBLICA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	452.841.786.933		452.841.786.933
		C. PRESUPUESTO DE INVERSIÓN	168.668.164.194		168.668.164.194
0204		IMPULSAR EL DESARROLLO INTEGRAL DE LAS POBLACIONES CON ENFOQUE DIFERENCIAL DESDE EL SECTOR PRESIDENCIA	30.291.947.578		30.291.947.578
	1000	INTERSUBSECTORIAL GOBIERNO	30.291.947.578		30.291.947.578
0210		MECANISMOS DE TRANSICIÓN HACIA LA PAZ A NIVEL NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA	106.010.040.172		106.010.040.172
	1000	INTERSUBSECTORIAL GOBIERNO	106.010.040.172		106.010.040.172
0214		FORTALECIMIENTO DE LAS CAPACIDADES DE ARTICULACIÓN ESTRATÉGICA, MODERNIZACIÓN, EFICIENCIA ADMINISTRATIVA, TRANSPARENCIA Y ACCESO A LA INFORMACIÓN DESDE EL SECTOR PRESIDENCIA	23.866.176.444		23.866.176.444
	1000	INTERSUBSECTORIAL GOBIERNO	23.866.176.444		23.866.176.444
0299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR PRESIDENCIA	8.500.000.000		8.500.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	8.500.000.000		8.500.000.000
		TOTAL PRESUPUESTO SECCIÓN	621.509.951.127		621.509.951.127
		SECCIÓN: 0209 **AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	48.822.000.000		48.822.000.000
		C. PRESUPUESTO DE INVERSIÓN	4.500.000.000	97.940.560.000	102.440.560.000
0208		GESTIÓN DE LA COOPERACIÓN INTERNACIONAL DEL SECTOR PRESIDENCIA	3.600.000.000	97.940.560.000	101.540.560.000
	1000	INTERSUBSECTORIAL GOBIERNO	3.600.000.000	97.940.560.000	101.540.560.000
0299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR PRESIDENCIA	900.000.000		900.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	900.000.000		900.000.000
		TOTAL PRESUPUESTO SECCIÓN	53.322.000.000	97.940.560.000	151.262.560.000
		SECCIÓN: 0211 **UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	707.832.000.000		707.832.000.000
		C. PRESUPUESTO DE INVERSIÓN	17.000.000.000		17.000.000.000
0207		PREVENCIÓN Y MITIGACIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR PRESIDENCIA	17.000.000.000		17.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	17.000.000.000		17.000.000.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCIÓN			724.832.000.000		724.832.000.000
		SECCIÓN: 0212 AGENCIA PARA LA REINCORPORACIÓN Y LA NORMALIZACIÓN - ARN			
A. PRESUPUESTO DE FUNCIONAMIENTO			88.859.084.174		88.859.084.174
C. PRESUPUESTO DE INVERSIÓN			2.200.000.000		2.200.000.000
0211		REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS DESDE EL SECTOR PRESIDENCIA	2.200.000.000		2.200.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	2.200.000.000		2.200.000.000
TOTAL PRESUPUESTO SECCIÓN			91.059.084.174		91.059.084.174
		SECCIÓN: 0213 AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS			
A. PRESUPUESTO DE FUNCIONAMIENTO			11.856.000.000		11.856.000.000
C. PRESUPUESTO DE INVERSIÓN			24.000.000.000		24.000.000.000
0209		FORTALECIMIENTO DE LA INFRAESTRUCTURA FÍSICA DE LAS ENTIDADES DEL ESTADO DEL NIVEL NACIONAL DESDE EL SECTOR PRESIDENCIA	24.000.000.000		24.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	24.000.000.000		24.000.000.000
TOTAL PRESUPUESTO SECCIÓN			35.856.000.000		35.856.000.000
		SECCIÓN: 0214 AGENCIA DE RENOVACIÓN DEL TERRITORIO - ART			
A. PRESUPUESTO DE FUNCIONAMIENTO			74.833.000.000		74.833.000.000
C. PRESUPUESTO DE INVERSIÓN			65.000.000.000		65.000.000.000
0212		RENOVACIÓN TERRITORIAL PARA EL DESARROLLO INTEGRAL DE LAS ZONAS RURALES AFECTADAS POR EL CONFLICTO ARMADO	63.500.000.000		63.500.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	63.500.000.000		63.500.000.000
0299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR PRESIDENCIA	1.500.000.000		1.500.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	1.500.000.000		1.500.000.000
TOTAL PRESUPUESTO SECCIÓN			139.833.000.000		139.833.000.000
		SECCIÓN: 0301 DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACIÓN			
A. PRESUPUESTO DE FUNCIONAMIENTO			121.110.968.620		121.110.968.620
C. PRESUPUESTO DE INVERSIÓN			643.371.314.128		643.371.314.128
0301		MEJORAMIENTO DE LA PLANEACIÓN TERRITORIAL, SECTORIAL Y DE INVERSIÓN PÚBLICA	593.651.421.801		593.651.421.801
	1000	INTERSUBSECTORIAL GOBIERNO	593.651.421.801		593.651.421.801
0399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR PLANEACIÓN	49.719.892.327		49.719.892.327
	1000	INTERSUBSECTORIAL GOBIERNO	49.719.892.327		49.719.892.327
TOTAL PRESUPUESTO SECCIÓN			764.482.282.748		764.482.282.748

SECCIÓN: 0303

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE			
A. PRESUPUESTO DE FUNCIONAMIENTO			25.808.823.411		25.808.823.411
C. PRESUPUESTO DE INVERSIÓN			94.683.000.000		94.683.000.000
0304		FORTALECIMIENTO DEL SISTEMA DE COMPRA PÚBLICA	94.683.000.000		94.683.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	94.683.000.000		94.683.000.000
TOTAL PRESUPUESTO SECCIÓN			120.491.823.411		120.491.823.411
		SECCIÓN: 0324 SUPERINTENDENCIA DE SERVICIOS PÚBLICOS DOMICILIARIOS			
A. PRESUPUESTO DE FUNCIONAMIENTO			133.356.339.900	221.067.743.900	354.424.083.800
C. PRESUPUESTO DE INVERSIÓN				38.078.000.000	38.078.000.000
0303		PROMOCIÓN DE LA PRESTACIÓN EFICIENTE DE LOS SERVICIOS PÚBLICOS DOMICILIARIOS		34.581.494.626	34.581.494.626
	1000	INTERSUBSECTORIAL GOBIERNO		34.581.494.626	34.581.494.626
0399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR PLANEACIÓN		3.496.505.374	3.496.505.374
	1000	INTERSUBSECTORIAL GOBIERNO		3.496.505.374	3.496.505.374
TOTAL PRESUPUESTO SECCIÓN			133.356.339.900	259.145.743.900	392.502.083.800
		SECCIÓN: 0401 DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADÍSTICA (DANE)			
A. PRESUPUESTO DE FUNCIONAMIENTO			153.718.925.120		153.718.925.120
C. PRESUPUESTO DE INVERSIÓN			194.597.506.983		194.597.506.983
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD	167.811.906.983		167.811.906.983
	1003	PLANIFICACIÓN Y ESTADÍSTICA	167.811.906.983		167.811.906.983
0499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INFORMACIÓN ESTADÍSTICA	26.785.600.000		26.785.600.000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	26.785.600.000		26.785.600.000
TOTAL PRESUPUESTO SECCIÓN			348.316.432.103		348.316.432.103
		SECCIÓN: 0402 FONDO ROTATORIO DEL DANE			
A. PRESUPUESTO DE FUNCIONAMIENTO				2.744.000.000	2.744.000.000
C. PRESUPUESTO DE INVERSIÓN				103.542.006.932	103.542.006.932
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD		103.542.006.932	103.542.006.932
	1003	PLANIFICACIÓN Y ESTADÍSTICA		103.542.006.932	103.542.006.932
TOTAL PRESUPUESTO SECCIÓN				106.286.006.932	106.286.006.932
		SECCIÓN: 0403 INSTITUTO GEOGRÁFICO AGUSTÍN CODAZZI - IGAC			
A. PRESUPUESTO DE FUNCIONAMIENTO			110.874.000.000	8.182.000.000	119.056.000.000
C. PRESUPUESTO DE INVERSIÓN			592.000.000.000	8.485.461.000	600.485.461.000
0404		LEVANTAMIENTO, ACTUALIZACIÓN Y ADMINISTRACIÓN DE LA INFORMACIÓN CATASTRAL	164.798.768.797		164.798.768.797
	1003	PLANIFICACIÓN Y ESTADÍSTICA	164.798.768.797		164.798.768.797
0406		GENERACIÓN DE LA INFORMACIÓN GEOGRÁFICA DEL TERRITORIO NACIONAL	401.696.503.550	8.485.461.000	410.181.964.550

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1003	PLANIFICACIÓN Y ESTADÍSTICA	401.696.503.550	8.485.461.000	410.181.964.550
0499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INFORMACIÓN ESTADÍSTICA	25.504.727.653		25.504.727.653
	1003	PLANIFICACIÓN Y ESTADÍSTICA	25.504.727.653		25.504.727.653
TOTAL PRESUPUESTO SECCIÓN			**702.874.000.000**	**16.667.461.000**	**719.541.461.000**

SECCIÓN: 0501
DEPARTAMENTO ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**34.103.299.265**		**34.103.299.265**
C. PRESUPUESTO DE INVERSIÓN			**15.000.356.199**		**15.000.356.199**
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES	7.050.167.414		7.050.167.414
	1000	INTERSUBSECTORIAL GOBIERNO	7.050.167.414		7.050.167.414
0599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR EMPLEO	7.950.188.785		7.950.188.785
	1000	INTERSUBSECTORIAL GOBIERNO	7.950.188.785		7.950.188.785
TOTAL PRESUPUESTO SECCIÓN			**49.103.655.464**		**49.103.655.464**

SECCIÓN: 0503
ESCUELA SUPERIOR DE ADMINISTRACIÓN PÚBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**145.292.167.438**	**145.292.167.438**
C. PRESUPUESTO DE INVERSIÓN				**272.535.702.975**	**272.535.702.975**
0503		MEJORAMIENTO DE LA CALIDAD EDUCATIVA EN LA GESTIÓN PÚBLICA		115.216.535.180	115.216.535.180
	1000	INTERSUBSECTORIAL GOBIERNO		115.216.535.180	115.216.535.180
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES		69.754.071.566	69.754.071.566
	1000	INTERSUBSECTORIAL GOBIERNO		69.754.071.566	69.754.071.566
0599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR EMPLEO		87.565.096.229	87.565.096.229
	1000	INTERSUBSECTORIAL GOBIERNO		87.565.096.229	87.565.096.229
TOTAL PRESUPUESTO SECCIÓN				**417.827.870.413**	**417.827.870.413**

SECCIÓN: 1101
MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**768.975.000.000**		**768.975.000.000**
TOTAL PRESUPUESTO SECCIÓN			**768.975.000.000**		**768.975.000.000**

SECCIÓN: 1102
FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**474.459.000.000**	**405.544.000.000**	**880.003.000.000**
C. PRESUPUESTO DE INVERSIÓN			**3.311.752.393**	**139.438.177.954**	**142.749.930.347**
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	3.130.000.000	41.485.891.400	44.615.891.400
	1002	RELACIONES EXTERIORES	3.130.000.000	41.485.891.400	44.615.891.400
1104		SOBERANÍA TERRITORIAL Y DESARROLLO FRONTERIZO		20.120.878.225	20.120.878.225
	1002	RELACIONES EXTERIORES		20.120.878.225	20.120.878.225
1199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR RELACIONES EXTERIORES	181.752.393	77.831.408.329	78.013.160.722
	1002	RELACIONES EXTERIORES	181.752.393	77.831.408.329	78.013.160.722

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCIÓN			477.770.752.393	544.982.177.954	1.022.752.930.347
		SECCIÓN: 1104 UNIDAD ADMINISTRATIVA ESPECIAL MIGRACIÓN COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			223.258.000.000	29.703.000.000	252.961.000.000
C. PRESUPUESTO DE INVERSIÓN			20.250.000.000	30.399.000.000	50.649.000.000
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	3.150.000.000	5.952.000.000	9.102.000.000
	1002	RELACIONES EXTERIORES	3.150.000.000	5.952.000.000	9.102.000.000
1199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR RELACIONES EXTERIORES	17.100.000.000	24.447.000.000	41.547.000.000
	1002	RELACIONES EXTERIORES	17.100.000.000	24.447.000.000	41.547.000.000
TOTAL PRESUPUESTO SECCIÓN			243.508.000.000	60.102.000.000	303.610.000.000
		SECCIÓN: 1201 MINISTERIO DE JUSTICIA Y DEL DERECHO			
A. PRESUPUESTO DE FUNCIONAMIENTO			164.176.400.000		164.176.400.000
C. PRESUPUESTO DE INVERSIÓN			73.125.091.530		73.125.091.530
1201		FORTALECIMIENTO DEL PRINCIPIO DE SEGURIDAD JURÍDICA, DIVULGACIÓN Y DEPURACIÓN DEL ORDENAMIENTO JURÍDICO	1.000.000.000		1.000.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	1.000.000.000		1.000.000.000
1202		PROMOCIÓN AL ACCESO A LA JUSTICIA	43.076.729.884		43.076.729.884
	0800	INTERSUBSECTORIAL JUSTICIA	43.076.729.884		43.076.729.884
1203		PROMOCIÓN DE LOS MÉTODOS DE RESOLUCIÓN DE CONFLICTOS	4.873.000.000		4.873.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	4.873.000.000		4.873.000.000
1204		JUSTICIA TRANSICIONAL	5.312.455.406		5.312.455.406
	0800	INTERSUBSECTORIAL JUSTICIA	5.312.455.406		5.312.455.406
1207		FORTALECIMIENTO DE LA POLÍTICA CRIMINAL DEL ESTADO COLOMBIANO	10.000.000.000		10.000.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	10.000.000.000		10.000.000.000
1299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR JUSTICIA Y DEL DERECHO	8.862.906.240		8.862.906.240
	0800	INTERSUBSECTORIAL JUSTICIA	8.862.906.240		8.862.906.240
TOTAL PRESUPUESTO SECCIÓN			237.301.491.530		237.301.491.530
		SECCIÓN: 1204 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A. PRESUPUESTO DE FUNCIONAMIENTO				721.531.000.000	721.531.000.000
C. PRESUPUESTO DE INVERSIÓN			32.411.378.889	265.205.791.136	297.617.170.025
1204		JUSTICIA TRANSICIONAL		15.929.591.010	15.929.591.010
	0800	INTERSUBSECTORIAL JUSTICIA		15.929.591.010	15.929.591.010
1209		MODERNIZACIÓN DE LA INFORMACIÓN INMOBILIARIA	32.411.378.889	98.348.491.279	130.759.870.168
	0800	INTERSUBSECTORIAL JUSTICIA	32.411.378.889	98.348.491.279	130.759.870.168
1299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR JUSTICIA Y DEL DERECHO		150.927.708.847	150.927.708.847
	0800	INTERSUBSECTORIAL JUSTICIA		150.927.708.847	150.927.708.847
TOTAL PRESUPUESTO SECCIÓN			32.411.378.889	986.736.791.136	1.019.148.170.025

SECCIÓN: 1208

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A. PRESUPUESTO DE FUNCIONAMIENTO			2.049.040.052.000	113.753.668.000	2.162.793.720.000
C. PRESUPUESTO DE INVERSIÓN			6.432.700.000		6.432.700.000
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	3.815.000.000		3.815.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	3.815.000.000		3.815.000.000
1299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR JUSTICIA Y DEL DERECHO	2.617.700.000		2.617.700.000
	0800	INTERSUBSECTORIAL JUSTICIA	2.617.700.000		2.617.700.000
TOTAL PRESUPUESTO SECCIÓN			2.055.472.752.000	113.753.668.000	2.169.226.420.000
		SECCIÓN: 1210 UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURÍDICA DEL ESTADO			
A. PRESUPUESTO DE FUNCIONAMIENTO			142.920.600.000		142.920.600.000
C. PRESUPUESTO DE INVERSIÓN			12.266.327.000		12.266.327.000
1205		DEFENSA JURÍDICA DEL ESTADO	12.266.327.000		12.266.327.000
	0800	INTERSUBSECTORIAL JUSTICIA	12.266.327.000		12.266.327.000
TOTAL PRESUPUESTO SECCIÓN			155.186.927.000		155.186.927.000
		SECCIÓN: 1211 UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - USPEC			
A. PRESUPUESTO DE FUNCIONAMIENTO			1.521.986.600.000		1.521.986.600.000
C. PRESUPUESTO DE INVERSIÓN			417.850.199.304		417.850.199.304
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	417.850.199.304		417.850.199.304
	0800	INTERSUBSECTORIAL JUSTICIA	417.850.199.304		417.850.199.304
TOTAL PRESUPUESTO SECCIÓN			1.939.836.799.304		1.939.836.799.304
		SECCIÓN: 1301 MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			27.138.681.900.960		27.138.681.900.960
C. PRESUPUESTO DE INVERSIÓN			3.611.995.766.423		3.611.995.766.423
1301		POLÍTICA MACROECONÓMICA Y FISCAL	22.575.435.671		22.575.435.671
	1000	INTERSUBSECTORIAL GOBIERNO	22.575.435.671		22.575.435.671
1302		GESTIÓN DE RECURSOS PÚBLICOS	796.598.598.948		796.598.598.948
	1000	INTERSUBSECTORIAL GOBIERNO	796.598.598.948		796.598.598.948
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	900.000.000		900.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	900.000.000		900.000.000
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	115.402.094.224		115.402.094.224
	1000	INTERSUBSECTORIAL GOBIERNO	115.402.094.224		115.402.094.224
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA	13.681.799.858		13.681.799.858
	1000	INTERSUBSECTORIAL GOBIERNO	13.681.799.858		13.681.799.858
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	345.735.156.369		345.735.156.369
	0600	INTERSUBSECTORIAL TRANSPORTE	345.735.156.369		345.735.156.369
2408		PRESTACIÓN DE SERVICIOS DE TRANSPORTE PÚBLICO DE PASAJEROS	2.317.102.681.353		2.317.102.681.353
	0600	INTERSUBSECTORIAL TRANSPORTE	2.317.102.681.353		2.317.102.681.353

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCIÓN			30.750.677.667.383		30.750.677.667.383
		SECCIÓN: 1308 UNIDAD ADMINISTRATIVA ESPECIAL CONTADURÍA GENERAL DE LA NACIÓN			
A. PRESUPUESTO DE FUNCIONAMIENTO			24.549.000.000		24.549.000.000
C. PRESUPUESTO DE INVERSIÓN			8.700.000.000		8.700.000.000
1301		POLÍTICA MACROECONÓMICA Y FISCAL	4.980.000.000		4.980.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	4.980.000.000		4.980.000.000
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA	3.720.000.000		3.720.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	3.720.000.000		3.720.000.000
TOTAL PRESUPUESTO SECCIÓN			33.249.000.000		33.249.000.000
		SECCIÓN: 1309 SUPERINTENDENCIA DE LA ECONOMÍA SOLIDARIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				25.169.000.000	25.169.000.000
C. PRESUPUESTO DE INVERSIÓN				10.000.000.000	10.000.000.000
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		4.418.047.540	4.418.047.540
	1000	INTERSUBSECTORIAL GOBIERNO		4.418.047.540	4.418.047.540
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA		5.581.952.460	5.581.952.460
	1000	INTERSUBSECTORIAL GOBIERNO		5.581.952.460	5.581.952.460
TOTAL PRESUPUESTO SECCIÓN				35.169.000.000	35.169.000.000
		SECCIÓN: 1310 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCIÓN DE IMPUESTOS Y ADUANAS NACIONALES			
A. PRESUPUESTO DE FUNCIONAMIENTO			4.318.706.000.000	17.657.532.000	4.336.363.532.000
C. PRESUPUESTO DE INVERSIÓN			78.629.373.000		78.629.373.000
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	78.629.373.000		78.629.373.000
	1000	INTERSUBSECTORIAL GOBIERNO	78.629.373.000		78.629.373.000
TOTAL PRESUPUESTO SECCIÓN			4.397.335.373.000	17.657.532.000	4.414.992.905.000
		SECCIÓN: 1312 UNIDAD DE INFORMACIÓN Y ANÁLISIS FINANCIERO			
A. PRESUPUESTO DE FUNCIONAMIENTO			31.256.000.000		31.256.000.000
C. PRESUPUESTO DE INVERSIÓN			5.027.100.000		5.027.100.000
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	3.770.325.000		3.770.325.000
	1000	INTERSUBSECTORIAL GOBIERNO	3.770.325.000		3.770.325.000
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA	1.256.775.000		1.256.775.000
	1000	INTERSUBSECTORIAL GOBIERNO	1.256.775.000		1.256.775.000
TOTAL PRESUPUESTO SECCIÓN			36.283.100.000		36.283.100.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1313 **SUPERINTENDENCIA FINANCIERA DE COLOMBIA**			
A. PRESUPUESTO DE FUNCIONAMIENTO				411.995.624.000	411.995.624.000
C. PRESUPUESTO DE INVERSIÓN				61.066.305.153	61.066.305.153
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		4.425.000.000	4.425.000.000
	1000	INTERSUBSECTORIAL GOBIERNO		4.425.000.000	4.425.000.000
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA		56.641.305.153	56.641.305.153
	1000	INTERSUBSECTORIAL GOBIERNO		56.641.305.153	56.641.305.153
TOTAL PRESUPUESTO SECCIÓN				473.061.929.153	473.061.929.153
		SECCIÓN: 1314 **UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL (UGPPP)**			
A. PRESUPUESTO DE FUNCIONAMIENTO			279.210.000.000		279.210.000.000
C. PRESUPUESTO DE INVERSIÓN			7.000.000.000		7.000.000.000
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA	7.000.000.000		7.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	7.000.000.000		7.000.000.000
TOTAL PRESUPUESTO SECCIÓN			286.210.000.000		286.210.000.000
		SECCIÓN: 1315 **FONDO ADAPTACIÓN**			
A. PRESUPUESTO DE FUNCIONAMIENTO			44.434.000.000		44.434.000.000
C. PRESUPUESTO DE INVERSIÓN			623.765.525.677		623.765.525.677
1302		GESTIÓN DE RECURSOS PÚBLICOS	33.750.000.000 ·		33.750.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	33.750.000.000		33.750.000.000
1303		REDUCCIÓN DE LA VULNERABILIDAD FISCAL ANTE DESASTRES Y RIESGOS CLIMÁTICOS	568.453.727.468		568.453.727.468
	1000	INTERSUBSECTORIAL GOBIERNO	568.453.727.468		568.453.727.468
1399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR HACIENDA	21.561.798.209		21.561.798.209
	1000	INTERSUBSECTORIAL GOBIERNO	21.561.798.209		21.561.798.209
TOTAL PRESUPUESTO SECCIÓN			668.199.525.677		668.199.525.677
		SECCIÓN: 1401 **SERVICIO DE LA DEUDA PÚBLICA NACIONAL**			
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			109.828.422.000.000		109.828.422.000.000
TOTAL PRESUPUESTO SECCIÓN			109.828.422.000.000		109.828.422.000.000
		SECCIÓN: 1501 **MINISTERIO DE DEFENSA NACIONAL**			
A. PRESUPUESTO DE FUNCIONAMIENTO			22.171.364.000.000		22.171.364.000.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			551.476.868.334		551.476.868.334
C. PRESUPUESTO DE INVERSIÓN			2.099.102.953.143		2.099.102.953.143
1502		CAPACIDADES DE LAS FUERZAS MILITARES EN SEGURIDAD PÚBLICA Y DEFENSA EN EL TERRITORIO NACIONAL	1.449.792.561.932		1.449.792.561.932
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1.449.792.561.932		1.449.792.561.932

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1504		DESARROLLO MARÍTIMO, FLUVIAL Y COSTERO DESDE EL SECTOR DEFENSA	61.868.000.000		61.868.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	61.868.000.000		61.868.000.000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	28.328.987.810		28.328.987.810
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	28.328.987.810		28.328.987.810
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	1.000.000.000		1.000.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1.000.000.000		1.000.000.000
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA	558.113.403.401		558.113.403.401
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	558.113.403.401		558.113.403.401
TOTAL PRESUPUESTO SECCIÓN			24.821.943.821.477		24.821.943.821.477
		SECCIÓN: 1503 CAJA DE RETIRO DE LAS FUERZAS MILITARES			
A. PRESUPUESTO DE FUNCIONAMIENTO			7.319.384.000.000	412.195.000.000	7.731.579.000.000
C. PRESUPUESTO DE INVERSIÓN				16.480.000.000	16.480.000.000
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA		16.480.000.000	16.480.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		16.480.000.000	16.480.000.000
TOTAL PRESUPUESTO SECCIÓN			7.319.384.000.000	428.675.000.000	7.748.059.000.000
		SECCIÓN: 1507 INSTITUTO CASAS FISCALES DEL EJÉRCITO			
A. PRESUPUESTO DE FUNCIONAMIENTO				36.841.000.000	36.841.000.000
C. PRESUPUESTO DE INVERSIÓN				38.200.000.000	38.200.000.000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		38.200.000.000	38.200.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		38.200.000.000	38.200.000.000
TOTAL PRESUPUESTO SECCIÓN				75.041.000.000	75.041.000.000
		SECCIÓN: 1508 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			41.705.000.000	3.000.000.000	44.705.000.000
C. PRESUPUESTO DE INVERSIÓN			8.000.000.000		8.000.000.000
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	7.780.000.000		7.780.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7.780.000.000		7.780.000.000
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA	220.000.000		220.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	220.000.000		220.000.000
TOTAL PRESUPUESTO SECCIÓN			49.705.000.000	3.000.000.000	52.705.000.000
		SECCIÓN: 1510 CLUB MILITAR DE OFICIALES			
A. PRESUPUESTO DE FUNCIONAMIENTO				55.497.000.000	55.497.000.000
C. PRESUPUESTO DE INVERSIÓN			2.000.000.000	2.578.000.000	4.578.000.000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO	2.000.000.000	2.578.000.000	4.578.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2.000.000.000	2.578.000.000	4.578.000.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCIÓN			2.000.000.000	58.075.000.000	60.075.000.000
		SECCIÓN: 1511 CAJA DE SUELDOS DE RETIRO DE LA POLICÍA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			6.935.294.000.000	391.833.000.000	7.327.127.000.000
C. PRESUPUESTO DE INVERSIÓN				9.548.000.000	9.548.000.000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		9.548.000.000	9.548.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		9.548.000.000	9.548.000.000
TOTAL PRESUPUESTO SECCIÓN			6.935.294.000.000	401.381.000.000	7.336.675.000.000
		SECCIÓN: 1512 FONDO ROTATORIO DE LA POLICÍA			
A. PRESUPUESTO DE FUNCIONAMIENTO				307.162.000.000	307.162.000.000
C. PRESUPUESTO DE INVERSIÓN				5.276.235.351	5.276.235.351
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA		5.276.235.351	5.276.235.351
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5.276.235.351	5.276.235.351
TOTAL PRESUPUESTO SECCIÓN				312.438.235.351	312.438.235.351
		SECCIÓN: 1516 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA			
A. PRESUPUESTO DE FUNCIONAMIENTO				33.484.000.000	33.484.000.000
C. PRESUPUESTO DE INVERSIÓN				4.575.000.000	4.575.000.000
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA		4.575.000.000	4.575.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4.575.000.000	4.575.000.000
TOTAL PRESUPUESTO SECCIÓN				38.059.000.000	38.059.000.000
		SECCIÓN: 1519 HOSPITAL MILITAR			
A. PRESUPUESTO DE FUNCIONAMIENTO			35.855.000.000	483.885.000.000	519.740.000.000
C. PRESUPUESTO DE INVERSIÓN			11.900.000.000	34.500.000.000	46.400.000.000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	11.900.000.000	18.000.000.000	29.900.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	11.900.000.000	18.000.000.000	29.900.000.000
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA		16.500.000.000	16.500.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		16.500.000.000	16.500.000.000
TOTAL PRESUPUESTO SECCIÓN			47.755.000.000	518.385.000.000	566.140.000.000
		SECCIÓN: 1520 AGENCIA LOGÍSTICA DE LAS FUERZAS MILITARES			
A. PRESUPUESTO DE FUNCIONAMIENTO				1.074.126.000.000	1.074.126.000.000
C. PRESUPUESTO DE INVERSIÓN				6.500.000.000	6.500.000.000
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA		6.500.000.000	6.500.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6.500.000.000	6.500.000.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCIÓN				1.080.626.000.000	1.080.626.000.000
		SECCIÓN: 1521 UNIDAD ADMINISTRATIVA ESPECIAL DE LA JUSTICIA PENAL MILITAR Y POLICIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			175.754.000.000		175.754.000.000
C. PRESUPUESTO DE INVERSIÓN			6.227.362.144		6.227.362.144
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA	6.227.362.144		6.227.362.144
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	6.227.362.144		6.227.362.144
TOTAL PRESUPUESTO SECCIÓN			181.981.362.144		181.981.362.144
		SECCIÓN: 1601 POLICÍA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			16.568.377.000.000		16.568.377.000.000
C. PRESUPUESTO DE INVERSIÓN			238.562.549.467		238.562.549.467
1501		CAPACIDADES DE LA POLICÍA NACIONAL EN SEGURIDAD PÚBLICA, PREVENCIÓN, CONVIVENCIA Y SEGURIDAD CIUDADANA	209.520.454.377		209.520.454.377
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	209.520.454.377		209.520.454.377
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	21.683.504.980		21.683.504.980
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	21.683.504.980		21.683.504.980
1599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR DEFENSA Y POLICÍA	7.358.590.110		7.358.590.110
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7.358.590.110		7.358.590.110
TOTAL PRESUPUESTO SECCIÓN			16.806.939.549.467		16.806.939.549.467
		SECCIÓN: 1701 MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			436.853.554.000		436.853.554.000
C. PRESUPUESTO DE INVERSIÓN			1.097.072.964.088		1.097.072.964.088
1701		MEJORAMIENTO DE LA HABITABILIDAD RURAL	40.000.000.000		40.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	40.000.000.000		40.000.000.000
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	223.102.000.000		223.102.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	223.102.000.000		223.102.000.000
1703		SERVICIOS FINANCIEROS Y GESTIÓN DEL RIESGO PARA LAS ACTIVIDADES AGROPECUARIAS Y RURALES	480.000.000.000		480.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	480.000.000.000		480.000.000.000
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	29.000.000.000		29.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	29.000.000.000		29.000.000.000
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	71.898.000.000		71.898.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	71.898.000.000		71.898.000.000
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	130.000.000.000		130.000.000.000
	1100	INTERSUBSECTORIAL AGROPECUARIO	130.000.000.000		130.000.000.000
1799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AGRICULTURA Y DESARROLLO RURAL	123.072.964.088		123.072.964.088
	1100	INTERSUBSECTORIAL AGROPECUARIO	123.072.964.088		123.072.964.088
TOTAL PRESUPUESTO SECCIÓN			1.533.926.518.088		1.533.926.518.088

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1702			
		INSTITUTO COLOMBIANO AGROPECUARIO (ICA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	193.987.359.000	25.608.149.000	219.595.508.000
		C. PRESUPUESTO DE INVERSIÓN	189.004.218.557	81.663.889.176	270.668.107.733
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	120.870.597.010	81.663.889.176	202.534.486.186
	1100	INTERSUBSECTORIAL AGROPECUARIO	120.870.597.010	81.663.889.176	202.534.486.186
1799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AGRICULTURA Y DESARROLLO RURAL	68.133.621.547		68.133.621.547
	1100	INTERSUBSECTORIAL AGROPECUARIO	68.133.621.547		68.133.621.547
		TOTAL PRESUPUESTO SECCIÓN	382.991.577.557	107.272.038.176	490.263.615.733
		SECCIÓN: 1715			
		AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP			
		A. PRESUPUESTO DE FUNCIONAMIENTO	23.669.774.000	747.226.000	24.417.000.000
		C. PRESUPUESTO DE INVERSIÓN	66.313.105.926	7.206.908.070	73.520.013.996
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	50.643.239.226	7.206.908.070	57.850.147.296
	1100	INTERSUBSECTORIAL AGROPECUARIO	50.643.239.226	7.206.908.070	57.850.147.296
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	11.186.148.800		11.186.148.800
	1100	INTERSUBSECTORIAL AGROPECUARIO	11.186.148.800		11.186.148.800
1799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AGRICULTURA Y DESARROLLO RURAL	4.483.717.900		4.483.717.900
	1100	INTERSUBSECTORIAL AGROPECUARIO	4.483.717.900		4.483.717.900
		TOTAL PRESUPUESTO SECCIÓN	89.982.879.926	7.954.134.070	97.937.013.996
		SECCIÓN: 1716			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	80.608.731.000		80.608.731.000
		C. PRESUPUESTO DE INVERSIÓN	455.420.835.664		455.420.835.664
1705		RESTITUCIÓN DE TIERRAS A VÍCTIMAS DEL CONFLICTO ARMADO	414.638.512.944		414.638.512.944
	1100	INTERSUBSECTORIAL AGROPECUARIO	414.638.512.944		414.638.512.944
1799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AGRICULTURA Y DESARROLLO RURAL	40.782.322.720		40.782.322.720
	1100	INTERSUBSECTORIAL AGROPECUARIO	40.782.322.720		40.782.322.720
		TOTAL PRESUPUESTO SECCIÓN	536.029.566.664		536.029.566.664
		SECCIÓN: 1717			
		AGENCIA NACIONAL DE TIERRAS - ANT			
		A. PRESUPUESTO DE FUNCIONAMIENTO	82.539.448.000		82.539.448.000
		C. PRESUPUESTO DE INVERSIÓN	1.565.462.160.444	5.181.915.730	1.570.644.076.174
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	1.522.748.497.032	5.181.915.730	1.527.930.412.762
	1100	INTERSUBSECTORIAL AGROPECUARIO	1.522.748.497.032	5.181.915.730	1.527.930.412.762
1799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AGRICULTURA Y DESARROLLO RURAL	42.713.663.412		42.713.663.412
	1100	INTERSUBSECTORIAL AGROPECUARIO	42.713.663.412		42.713.663.412
		TOTAL PRESUPUESTO SECCIÓN	1.648.001.608.444	5.181.915.730	1.653.183.524.174

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1718 **AGENCIA DE DESARROLLO RURAL - ADR**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	57.526.196.000		57.526.196.000
		C. PRESUPUESTO DE INVERSIÓN	653.508.808.233	3.165.194.112	656.674.002.345
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	407.141.033.290		407.141.033.290
	1100	INTERSUBSECTORIAL AGROPECUARIO	407.141.033.290		407.141.033.290
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	79.142.515.430		79.142.515.430
	1100	INTERSUBSECTORIAL AGROPECUARIO	79.142.515.430		79.142.515.430
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	150.166.240.138	3.165.194.112	153.331.434.250
	1100	INTERSUBSECTORIAL AGROPECUARIO	150.166.240.138	3.165.194.112	153.331.434.250
1799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AGRICULTURA Y DESARROLLO RURAL	17.059.019.375		17.059.019.375
	1100	INTERSUBSECTORIAL AGROPECUARIO	17.059.019.375		17.059.019.375
		TOTAL PRESUPUESTO SECCIÓN	711.035.004.233	3.165.194.112	714.200.198.345
		SECCIÓN: 1901 **MINISTERIO DE SALUD Y PROTECCIÓN SOCIAL**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	63.216.256.287.273		63.216.256.287.273
		C. PRESUPUESTO DE INVERSIÓN	1.886.900.174.049		1.886.900.174.049
1905		SALUD PÚBLICA	879.417.136.588		879.417.136.588
	0300	INTERSUBSECTORIAL SALUD	879.417.136.588		879.417.136.588
1906		ASEGURAMIENTO Y PRESTACIÓN INTEGRAL DE SERVICIOS DE SALUD	873.024.457.341		873.024.457.341
	0300	INTERSUBSECTORIAL SALUD	873.024.457.341		873.024.457.341
1999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR SALUD	134.458.580.120		134.458.580.120
	0300	INTERSUBSECTORIAL SALUD	134.458.580.120		134.458.580.120
		TOTAL PRESUPUESTO SECCIÓN	65.103.156.461.322		65.103.156.461.322
		SECCIÓN: 1903 **INSTITUTO NACIONAL DE SALUD (INS)**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	57.053.401.000	4.026.646.000	61.080.047.000
		C. PRESUPUESTO DE INVERSIÓN	53.821.993.934	8.858.610.743	62.680.604.677
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	39.292.066.000	6.467.116.000	45.759.182.000
	0300	INTERSUBSECTORIAL SALUD	39.292.066.000	6.467.116.000	45.759.182.000
1905		SALUD PÚBLICA	2.345.897.934	386.113.743	2.732.011.677
	0300	INTERSUBSECTORIAL SALUD	2.345.897.934	386.113.743	2.732.011.677
1999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR SALUD	12.184.030.000	2.005.381.000	14.189.411.000
	0300	INTERSUBSECTORIAL SALUD	12.184.030.000	2.005.381.000	14.189.411.000
		TOTAL PRESUPUESTO SECCIÓN	110.875.394.934	12.885.256.743	123.760.651.677
		SECCIÓN: 1910 **SUPERINTENDENCIA NACIONAL DE SALUD**			
		A. PRESUPUESTO DE FUNCIONAMIENTO		239.012.900.000	239.012.900.000
		C. PRESUPUESTO DE INVERSIÓN		87.198.844.691	87.198.844.691
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		48.972.098.780	48.972.098.780

DECRETO 1523 DE Página 21 de 71

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0300	INTERSUBSECTORIAL SALUD		48.972.098.780	48.972.098.780
1906		ASEGURAMIENTO Y PRESTACIÓN INTEGRAL DE SERVICIOS DE SALUD		884.577.261	884.577.261
	0300	INTERSUBSECTORIAL SALUD		884.577.261	884.577.261
1999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR SALUD		37.342.168.650	37.342.168.650
	0300	INTERSUBSECTORIAL SALUD		37.342.168.650	37.342.168.650
TOTAL PRESUPUESTO SECCIÓN				326.211.744.691	326.211.744.691
		SECCIÓN: 1912 **INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA**			
A. PRESUPUESTO DE FUNCIONAMIENTO				182.243.290.000	182.243.290.000
C. PRESUPUESTO DE INVERSIÓN				60.520.761.562	60.520.761.562
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		43.091.739.306	43.091.739.306
	0300	INTERSUBSECTORIAL SALUD		43.091.739.306	43.091.739.306
1999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR SALUD		17.429.022.256	17.429.022.256
	0300	INTERSUBSECTORIAL SALUD		17.429.022.256	17.429.022.256
TOTAL PRESUPUESTO SECCIÓN				242.764.051.562	242.764.051.562
		SECCIÓN: 1913 **FONDO DE PREVISIÓN SOCIAL DEL CONGRESO**			
A. PRESUPUESTO DE FUNCIONAMIENTO			367.672.106.000	66.401.781.000	434.073.887.000
C. PRESUPUESTO DE INVERSIÓN				500.000.000	500.000.000
1999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR SALUD		500.000.000	500.000.000
	0300	INTERSUBSECTORIAL SALUD		500.000.000	500.000.000
TOTAL PRESUPUESTO SECCIÓN			367.672.106.000	66.901.781.000	434.573.887.000
		SECCIÓN: 1914 **FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**			
A. PRESUPUESTO DE FUNCIONAMIENTO			641.280.735.000	201.442.712.000	842.723.447.000
C. PRESUPUESTO DE INVERSIÓN			1.900.500.000		1.900.500.000
1999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR SALUD	1.900.500.000		1.900.500.000
	0300	INTERSUBSECTORIAL SALUD	1.900.500.000		1.900.500.000
TOTAL PRESUPUESTO SECCIÓN			643.181.235.000	201.442.712.000	844.623.947.000
		SECCIÓN: 2101 **MINISTERIO DE MINAS Y ENERGÍA**			
A. PRESUPUESTO DE FUNCIONAMIENTO			213.507.113.200		213.507.113.200
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			3.459.701.281		3.459.701.281
C. PRESUPUESTO DE INVERSIÓN			6.651.165.204.240		6.651.165.204.240
2101		ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE	1.026.567.842.181		1.026.567.842.181
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1.026.567.842.181		1.026.567.842.181
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	5.230.892.195.033		5.230.892.195.033
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	5.230.892.195.033		5.230.892.195.033

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS	80.196.164.138		80.196.164.138
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	80.196.164.138		80.196.164.138
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	144.590.428.971		144.590.428.971
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	144.590.428.971		144.590.428.971
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO	26.123.182.746		26.123.182.746
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	26.123.182.746		26.123.182.746
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	53.149.774.713		53.149.774.713
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	53.149.774.713		53.149.774.713
2199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR MINAS Y ENERGÍA	89.645.616.458		89.645.616.458
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	89.645.616.458		89.645.616.458
TOTAL PRESUPUESTO SECCIÓN			**6.868.132.018.721**		**6.868.132.018.721**

SECCIÓN: 2103
SERVICIO GEOLÓGICO COLOMBIANO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			68.664.421.000	8.426.217.784	77.090.638.784
C. PRESUPUESTO DE INVERSIÓN			100.000.000.000		100.000.000.000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	82.099.600.000		82.099.600.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	82.099.600.000		82.099.600.000
2199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR MINAS Y ENERGÍA	17.900.400.000		17.900.400.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	17.900.400.000		17.900.400.000
TOTAL PRESUPUESTO SECCIÓN			**168.664.421.000**	**8.426.217.784**	**177.090.638.784**

SECCIÓN: 2109
UNIDAD DE PLANEACIÓN MINERO ENERGÉTICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				37.050.677.000	37.050.677.000
C. PRESUPUESTO DE INVERSIÓN				28.045.831.271	28.045.831.271
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA		7.340.214.519	7.340.214.519
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		7.340.214.519	7.340.214.519
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		2.800.000.000	2.800.000.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		2.800.000.000	2.800.000.000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		11.737.375.584	11.737.375.584
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		11.737.375.584	11.737.375.584
2199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR MINAS Y ENERGÍA		6.168.241.168	6.168.241.168
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		6.168.241.168	6.168.241.168
TOTAL PRESUPUESTO SECCIÓN				**65.096.508.271**	**65.096.508.271**

SECCIÓN: 2110
INSTITUTO DE PLANIFICACIÓN Y PROMOCIÓN DE SOLUCIONES ENERGÉTICAS PARA LAS ZONAS NO INTERCONECTADAS - IPSE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			18.956.369.402	8.172.895.421	27.129.264.823
C. PRESUPUESTO DE INVERSIÓN			137.762.840.337		137.762.840.337
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	130.019.508.092		130.019.508.092
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	130.019.508.092		130.019.508.092

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	1.353.162.500		1.353.162.500
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1.353.162.500		1.353.162.500
2199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR MINAS Y ENERGÍA	6.390.169.745		6.390.169.745
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	6.390.169.745		6.390.169.745
TOTAL PRESUPUESTO SECCIÓN			**156.719.209.739**	**8.172.895.421**	**164.892.105.160**

SECCIÓN: 2111
AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**3.064.210.361.082**	**3.064.210.361.082**
C. PRESUPUESTO DE INVERSIÓN				**385.890.000.000**	**385.890.000.000**
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		54.941.761.874	54.941.761.874
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		54.941.761.874	54.941.761.874
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		316.870.622.415	316.870.622.415
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		316.870.622.415	316.870.622.415
2199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR MINAS Y ENERGÍA		14.077.615.711	14.077.615.711
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		14.077.615.711	14.077.615.711
TOTAL PRESUPUESTO SECCIÓN				**3.450.100.361.082**	**3.450.100.361.082**

SECCIÓN: 2112
AGENCIA NACIONAL DE MINERÍA - ANM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**372.516.686.000**	**372.516.686.000**
C. PRESUPUESTO DE INVERSIÓN				**116.615.000.000**	**116.615.000.000**
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO		50.896.368.635	50.896.368.635
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		50.896.368.635	50.896.368.635
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO		6.798.975.366	6.798.975.366
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		6.798.975.366	6.798.975.366
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		11.863.000.000	11.863.000.000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		11.863.000.000	11.863.000.000
2199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR MINAS Y ENERGÍA		47.056.655.999	47.056.655.999
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		47.056.655.999	47.056.655.999
TOTAL PRESUPUESTO SECCIÓN				**489.131.686.000**	**489.131.686.000**

SECCIÓN: 2201
MINISTERIO DE EDUCACIÓN NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**64.660.612.334.782**		**64.660.612.334.782**
C. PRESUPUESTO DE INVERSIÓN			**5.722.845.061.826**		**5.722.845.061.826**
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	1.052.715.701.478		1.052.715.701.478
	0700	INTERSUBSECTORIAL EDUCACIÓN	1.052.715.701.478		1.052.715.701.478
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	4.634.613.685.508		4.634.613.685.508
	0700	INTERSUBSECTORIAL EDUCACIÓN	4.634.613.685.508		4.634.613.685.508
2299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR EDUCACIÓN	35.515.674.840		35.515.674.840
	0700	INTERSUBSECTORIAL EDUCACIÓN	35.515.674.840		35.515.674.840

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCIÓN			70.383.457.396.608		70.383.457.396.608
		SECCIÓN: 2234 **ESCUELA TECNOLÓGICA INSTITUTO TÉCNICO CENTRAL**			
A. PRESUPUESTO DE FUNCIONAMIENTO			33.711.987.781	16.114.090.500	49.826.078.281
C. PRESUPUESTO DE INVERSIÓN			7.887.944.202	11.319.094.523	19.207.038.725
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	7.887.944.202	11.319.094.523	19.207.038.725
	0700	INTERSUBSECTORIAL EDUCACIÓN	7.887.944.202	11.319.094.523	19.207.038.725
TOTAL PRESUPUESTO SECCIÓN			41.599.931.983	27.433.185.023	69.033.117.006
		SECCIÓN: 2238 **INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN ANDRÉS Y PROVIDENCIA**			
A. PRESUPUESTO DE FUNCIONAMIENTO			8.222.852.389	525.000.000	8.747.852.389
C. PRESUPUESTO DE INVERSIÓN			7.008.719.116	1.208.762.853	8.217.481.969
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	7.008.719.116	1.208.762.853	8.217.481.969
	0700	INTERSUBSECTORIAL EDUCACIÓN	7.008.719.116	1.208.762.853	8.217.481.969
TOTAL PRESUPUESTO SECCIÓN			15.231.571.505	1.733.762.853	16.965.334.358
		SECCIÓN: 2239 **INSTITUTO NACIONAL DE FORMACIÓN TÉCNICA PROFESIONAL DE SAN JUAN DEL CESAR**			
A. PRESUPUESTO DE FUNCIONAMIENTO			9.192.455.309	1.944.891.056	11.137.346.365
C. PRESUPUESTO DE INVERSIÓN			6.632.435.295	2.755.564.705	9.388.000.000
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	6.632.435.295	2.755.564.705	9.388.000.000
	0700	INTERSUBSECTORIAL EDUCACIÓN	6.632.435.295	2.755.564.705	9.388.000.000
TOTAL PRESUPUESTO SECCIÓN			15.824.890.604	4.700.455.761	20.525.346.365
		SECCIÓN: 2241 **INSTITUTO TOLIMENSE DE FORMACIÓN TÉCNICA PROFESIONAL**			
A. PRESUPUESTO DE FUNCIONAMIENTO			16.482.085.435	13.962.423.033	30.444.508.468
C. PRESUPUESTO DE INVERSIÓN			3.401.545.370	4.782.526.100	8.184.071.470
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	3.401.545.370	4.782.526.100	8.184.071.470
	0700	INTERSUBSECTORIAL EDUCACIÓN	3.401.545.370	4.782.526.100	8.184.071.470
TOTAL PRESUPUESTO SECCIÓN			19.883.630.805	18.744.949.133	38.628.579.938
		SECCIÓN: 2242 **INSTITUTO TÉCNICO NACIONAL DE COMERCIO "SIMÓN RODRÍGUEZ" DE CALI**			
A. PRESUPUESTO DE FUNCIONAMIENTO			9.957.291.149	5.084.049.959	15.041.341.108
C. PRESUPUESTO DE INVERSIÓN			10.152.395.223	1.973.000.000	12.125.395.223
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	10.152.395.223	1.973.000.000	12.125.395.223
	0700	INTERSUBSECTORIAL EDUCACIÓN	10.152.395.223	1.973.000.000	12.125.395.223
TOTAL PRESUPUESTO SECCIÓN			20.109.686.372	7.057.049.959	27.166.736.331

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 2246			
		UNIDAD ADMINISTRATIVA ESPECIAL DE ALIMENTACIÓN ESCOLAR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	16.318.707.345		16.318.707.345
		C. PRESUPUESTO DE INVERSIÓN	2.105.728.519.128		2.105.728.519.128
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	2.105.728.519.128		2.105.728.519.128
	0700	INTERSUBSECTORIAL EDUCACIÓN	2.105.728.519.128		2.105.728.519.128
		TOTAL PRESUPUESTO SECCIÓN	2.122.047.226.473		2.122.047.226.473
		SECCIÓN: 2257			
		ENTES AUTÓNOMOS UNIVERSITARIOS ESTATALES - UNIVERSIDADES PÚBLICAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	6.437.590.659.064		6.437.590.659.064
		C. PRESUPUESTO DE INVERSIÓN	127.332.668.286		127.332.668.286
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	127.332.668.286		127.332.668.286
	0700	INTERSUBSECTORIAL EDUCACIÓN	127.332.668.286		127.332.668.286
		TOTAL PRESUPUESTO SECCIÓN	6.564.923.327.350		6.564.923.327.350
		SECCIÓN: 2301			
		MINISTERIO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	127.996.875.000		127.996.875.000
		TOTAL PRESUPUESTO SECCIÓN	127.996.875.000		127.996.875.000
		SECCIÓN: 2306			
		FONDO ÚNICO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES			
		A. PRESUPUESTO DE FUNCIONAMIENTO		599.534.016.000	599.534.016.000
		C. PRESUPUESTO DE INVERSIÓN	470.576.144.796	1.081.396.970.918	1.551.973.115.714
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL	289.956.280.994	625.221.164.151	915.177.445.145
	0400	INTERSUBSECTORIAL COMUNICACIONES	289.956.280.994	625.221.164.151	915.177.445.145
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES	180.619.863.802	335.226.668.646	515.846.532.448
	0400	INTERSUBSECTORIAL COMUNICACIONES	180.619.863.802	335.226.668.646	515.846.532.448
2399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		120.949.138.121	120.949.138.121
	0400	INTERSUBSECTORIAL COMUNICACIONES		120.949.138.121	120.949.138.121
		TOTAL PRESUPUESTO SECCIÓN	470.576.144.796	1.680.930.986.918	2.151.507.131.714
		SECCIÓN: 2308			
		UNIDAD ADMINISTRATIVA ESPECIAL COMISIÓN DE REGULACIÓN DE COMUNICACIONES			
		A. PRESUPUESTO DE FUNCIONAMIENTO		38.833.930.000	38.833.930.000
		C. PRESUPUESTO DE INVERSIÓN		18.016.917.000	18.016.917.000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		11.496.900.000	11.496.900.000
	0400	INTERSUBSECTORIAL COMUNICACIONES		11.496.900.000	11.496.900.000
2399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TECNOLOGÍAS DE LA INFORMACIÓN Y LAS		6.520.017.000	6.520.017.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		COMUNICACIONES			
	0400	INTERSUBSECTORIAL COMUNICACIONES		6.520.017.000	6.520.017.000
TOTAL PRESUPUESTO SECCIÓN				56.850.847.000	56.850.847.000
		SECCIÓN: 2309 **AGENCIA NACIONAL DEL ESPECTRO - ANE**			
A. PRESUPUESTO DE FUNCIONAMIENTO				22.024.741.401	22.024.741.401
C. PRESUPUESTO DE INVERSIÓN				27.314.426.599	27.314.426.599
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		15.553.051.355	15.553.051.355
	0400	INTERSUBSECTORIAL COMUNICACIONES		15.553.051.355	15.553.051.355
2399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		11.761.375.244	11.761.375.244
	0400	INTERSUBSECTORIAL COMUNICACIONES		11.761.375.244	11.761.375.244
TOTAL PRESUPUESTO SECCIÓN				49.339.168.000	49.339.168.000
		SECCIÓN: 2311 **COMPUTADORES PARA EDUCAR (CPE)**			
A. PRESUPUESTO DE FUNCIONAMIENTO				27.442.872.600	27.442.872.600
C. PRESUPUESTO DE INVERSIÓN				147.562.268.400	147.562.268.400
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		147.562.268.400	147.562.268.400
	0400	INTERSUBSECTORIAL COMUNICACIONES		147.562.268.400	147.562.268.400
TOTAL PRESUPUESTO SECCIÓN				175.005.141.000	175.005.141.000
		SECCIÓN: 2312 **CORPORACIÓN AGENCIA NACIONAL DE GOBIERNO DIGITAL - AND**			
A. PRESUPUESTO DE FUNCIONAMIENTO				5.231.290.000	5.231.290.000
C. PRESUPUESTO DE INVERSIÓN				131.722.000.296	131.722.000.296
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		131.722.000.296	131.722.000.296
	0400	INTERSUBSECTORIAL COMUNICACIONES		131.722.000.296	131.722.000.296
TOTAL PRESUPUESTO SECCIÓN				136.953.290.296	136.953.290.296
		SECCIÓN: 2401 **MINISTERIO DE TRANSPORTE**			
A. PRESUPUESTO DE FUNCIONAMIENTO			315.303.412.000		315.303.412.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			6.797.215.826		6.797.215.826
C. PRESUPUESTO DE INVERSIÓN			129.575.000.000		129.575.000.000
2402		INFRAESTRUCTURA RED VIAL REGIONAL	40.629.000.000		40.629.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	40.629.000.000		40.629.000.000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	544.000.000		544.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	544.000.000		544.000.000
2407		INFRAESTRUCTURA Y SERVICIOS DE LOGÍSTICA DE TRANSPORTE	10.000.000.000		10.000.000.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	0600	INTERSUBSECTORIAL TRANSPORTE	10.000.000.000		10.000.000.000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	60.902.000.000		60.902.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	60.902.000.000		60.902.000.000
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE	17.500.000.000		17.500.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	17.500.000.000		17.500.000.000
TOTAL PRESUPUESTO SECCIÓN			451.675.627.826		451.675.627.826

SECCIÓN: 2402
INSTITUTO NACIONAL DE VÍAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			220.812.175.000		220.812.175.000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			601.876.014		601.876.014
C. PRESUPUESTO DE INVERSIÓN			2.213.138.407.523	1.251.219.226.845	3.464.357.634.368
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	1.633.683.749.999	934.405.382.913	2.568.089.132.912
	0600	INTERSUBSECTORIAL TRANSPORTE	1.633.683.749.999	934.405.382.913	2.568.089.132.912
2402		INFRAESTRUCTURA RED VIAL REGIONAL	424.760.169.773		424.760.169.773
	0600	INTERSUBSECTORIAL TRANSPORTE	424.760.169.773		424.760.169.773
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	20.349.857.954		20.349.857.954
	0600	INTERSUBSECTORIAL TRANSPORTE	20.349.857.954		20.349.857.954
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO		72.700.000.000	72.700.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE		72.700.000.000	72.700.000.000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	79.561.316.512		79.561.316.512
	0600	INTERSUBSECTORIAL TRANSPORTE	79.561.316.512		79.561.316.512
2409		SEGURIDAD DE TRANSPORTE	6.500.000.000	197.300.345.598	203.800.345.598
	0600	INTERSUBSECTORIAL TRANSPORTE	6.500.000.000	197.300.345.598	203.800.345.598
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	6.000.000.000		6.000.000.000
	0600	INTERSUBSECTORIAL TRANSPORTE	6.000.000.000		6.000.000.000
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE	42.283.313.285	46.813.498.334	89.096.811.619
	0600	INTERSUBSECTORIAL TRANSPORTE	42.283.313.285	46.813.498.334	89.096.811.619
TOTAL PRESUPUESTO SECCIÓN			2.434.552.458.537	1.251.219.226.845	3.685.771.685.382

SECCIÓN: 2412
UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONÁUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				837.409.834.774	837.409.834.774
C. PRESUPUESTO DE INVERSIÓN				2.283.951.000.000	2.283.951.000.000
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO		2.092.525.760.342	2.092.525.760.342
	0600	INTERSUBSECTORIAL TRANSPORTE		2.092.525.760.342	2.092.525.760.342
2409		SEGURIDAD DE TRANSPORTE		47.406.210.618	47.406.210.618
	0600	INTERSUBSECTORIAL TRANSPORTE		47.406.210.618	47.406.210.618
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE		144.019.029.040	144.019.029.040
	0600	INTERSUBSECTORIAL TRANSPORTE		144.019.029.040	144.019.029.040
TOTAL PRESUPUESTO SECCIÓN				3.121.360.834.774	3.121.360.834.774

SECCIÓN: 2413

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		AGENCIA NACIONAL DE INFRAESTRUCTURA			
A. PRESUPUESTO DE FUNCIONAMIENTO			10.647.256.000	123.671.976.110	134.319.232.110
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			2.013.839.757.091		2.013.839.757.091
C. PRESUPUESTO DE INVERSIÓN			7.209.261.265.434	172.945.553.158	7.382.206.818.592
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	6.465.159.002.915		6.465.159.002.915
	0600	INTERSUBSECTORIAL TRANSPORTE	6.465.159.002.915		6.465.159.002.915
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO	3.278.504.049		3.278.504.049
	0600	INTERSUBSECTORIAL TRANSPORTE	3.278.504.049		3.278.504.049
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	6.568.192.616	121.330.438.170	127.898.630.786
	0600	INTERSUBSECTORIAL TRANSPORTE	6.568.192.616	121.330.438.170	127.898.630.786
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO	3.143.327.526		3.143.327.526
	0600	INTERSUBSECTORIAL TRANSPORTE	3.143.327.526		3.143.327.526
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	711.897.159.480		711.897.159.480
	0600	INTERSUBSECTORIAL TRANSPORTE	711.897.159.480		711.897.159.480
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE	19.215.078.848	51.615.114.988	70.830.193.836
	0600	INTERSUBSECTORIAL TRANSPORTE	19.215.078.848	51.615.114.988	70.830.193.836
TOTAL PRESUPUESTO SECCIÓN			9.233.748.278.525	296.617.529.268	9.530.365.807.793
		SECCIÓN: 2414 UNIDAD DE PLANEACIÓN DEL SECTOR DE INFRAESTRUCTURA DE TRANSPORTE			
A. PRESUPUESTO DE FUNCIONAMIENTO			18.098.365.000		18.098.365.000
C. PRESUPUESTO DE INVERSIÓN			16.500.000.000		16.500.000.000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	10.773.550.000		10.773.550.000
	0600	INTERSUBSECTORIAL TRANSPORTE	10.773.550.000		10.773.550.000
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE	5.726.450.000		5.726.450.000
	0600	INTERSUBSECTORIAL TRANSPORTE	5.726.450.000		5.726.450.000
TOTAL PRESUPUESTO SECCIÓN			34.598.365.000		34.598.365.000
		SECCIÓN: 2415 COMISIÓN DE REGULACIÓN DE INFRAESTRUCTURA Y TRANSPORTE			
A. PRESUPUESTO DE FUNCIONAMIENTO			1.407.199.000		1.407.199.000
TOTAL PRESUPUESTO SECCIÓN			1.407.199.000		1.407.199.000
		SECCIÓN: 2416 AGENCIA NACIONAL DE SEGURIDAD VIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO				29.644.186.000	29.644.186.000
C. PRESUPUESTO DE INVERSIÓN				174.455.608.437	174.455.608.437
2409		SEGURIDAD DE TRANSPORTE		162.083.402.726	162.083.402.726
	0600	INTERSUBSECTORIAL TRANSPORTE		162.083.402.726	162.083.402.726
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE		12.372.205.711	12.372.205.711
	0600	INTERSUBSECTORIAL TRANSPORTE		12.372.205.711	12.372.205.711
TOTAL PRESUPUESTO SECCIÓN				204.099.794.437	204.099.794.437

SECCIÓN: 2417

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE			
A. PRESUPUESTO DE FUNCIONAMIENTO				60.447.831.028	60.447.831.028
C. PRESUPUESTO DE INVERSIÓN				37.067.526.073	37.067.526.073
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE		15.176.858.300	15.176.858.300
	0600	INTERSUBSECTORIAL TRANSPORTE		15.176.858.300	15.176.858.300
2499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRANSPORTE		21.890.667.773	21.890.667.773
	0600	INTERSUBSECTORIAL TRANSPORTE		21.890.667.773	21.890.667.773
TOTAL PRESUPUESTO SECCIÓN				97.515.357.101	97.515.357.101
		SECCIÓN: 2501 PROCURADURÍA GENERAL DE LA NACIÓN			
A. PRESUPUESTO DE FUNCIONAMIENTO			1.347.128.000.000		1.347.128.000.000
C. PRESUPUESTO DE INVERSIÓN			96.802.000.000		96.802.000.000
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	343.000.000		343.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	343.000.000		343.000.000
2599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR ORGANISMOS DE CONTROL	96.459.000.000		96.459.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	96.459.000.000		96.459.000.000
TOTAL PRESUPUESTO SECCIÓN			1.443.930.000.000		1.443.930.000.000
		SECCIÓN: 2502 DEFENSORÍA DEL PUEBLO			
A. PRESUPUESTO DE FUNCIONAMIENTO			1.130.439.000.000		1.130.439.000.000
C. PRESUPUESTO DE INVERSIÓN			122.300.000.000		122.300.000.000
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	81.092.168.754		81.092.168.754
	1000	INTERSUBSECTORIAL GOBIERNO	81.092.168.754		81.092.168.754
2599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR ORGANISMOS DE CONTROL	41.207.831.246		41.207.831.246
	1000	INTERSUBSECTORIAL GOBIERNO	41.207.831.246		41.207.831.246
TOTAL PRESUPUESTO SECCIÓN			1.252.739.000.000		1.252.739.000.000
		SECCIÓN: 2601 CONTRALORÍA GENERAL DE LA REPÚBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			1.307.041.000.000		1.307.041.000.000
C. PRESUPUESTO DE INVERSIÓN			186.701.326.884		186.701.326.884
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	64.990.408.983		64.990.408.983
	1000	INTERSUBSECTORIAL GOBIERNO	64.990.408.983		64.990.408.983
2599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR ORGANISMOS DE CONTROL	121.710.917.901		121.710.917.901
	1000	INTERSUBSECTORIAL GOBIERNO	121.710.917.901		121.710.917.901
TOTAL PRESUPUESTO SECCIÓN			1.493.742.326.884		1.493.742.326.884

SECCIÓN: 2602

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		FONDO DE BIENESTAR SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	129.424.000.000	18.674.000.000	148.098.000.000
		C. PRESUPUESTO DE INVERSIÓN		898.818.033	898.818.033
2599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR ORGANISMOS DE CONTROL		898.818.033	898.818.033
	1000	INTERSUBSECTORIAL GOBIERNO		898.818.033	898.818.033
		TOTAL PRESUPUESTO SECCIÓN	129.424.000.000	19.572.818.033	148.996.818.033
		SECCIÓN: 2701 RAMA JUDICIAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	9.097.188.000.000		9.097.188.000.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	17.695.578.134		17.695.578.134
		C. PRESUPUESTO DE INVERSIÓN	1.300.000.000.000		1.300.000.000.000
2701		MEJORAMIENTO DE LAS COMPETENCIAS DE LA ADMINISTRACIÓN DE LA JUSTICIA	1.300.000.000.000		1.300.000.000.000
	0800	INTERSUBSECTORIAL JUSTICIA	1.300.000.000.000		1.300.000.000.000
		TOTAL PRESUPUESTO SECCIÓN	10.414.883.578.134		10.414.883.578.134
		SECCIÓN: 2801 REGISTRADURÍA NACIONAL DEL ESTADO CIVIL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3.088.135.443.035		3.088.135.443.035
		C. PRESUPUESTO DE INVERSIÓN	158.698.049.298		158.698.049.298
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES	7.000.000.000		7.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	7.000.000.000		7.000.000.000
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	151.698.049.298		151.698.049.298
	1000	INTERSUBSECTORIAL GOBIERNO	151.698.049.298		151.698.049.298
		TOTAL PRESUPUESTO SECCIÓN	3.246.833.492.333		3.246.833.492.333
		SECCIÓN: 2802 FONDO ROTATORIO DE LA REGISTRADURÍA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		92.500.584.478	92.500.584.478
		C. PRESUPUESTO DE INVERSIÓN	7.654.626.542	164.063.830.267	171.718.456.809
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES		7.190.750.728	7.190.750.728
	1000	INTERSUBSECTORIAL GOBIERNO		7.190.750.728	7.190.750.728
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	7.654.626.542	15.039.416.994	22.694.043.536
	1000	INTERSUBSECTORIAL GOBIERNO	7.654.626.542	15.039.416.994	22.694.043.536
2899		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR REGISTRADURÍA		141.833.662.545	141.833.662.545
	1000	INTERSUBSECTORIAL GOBIERNO		141.833.662.545	141.833.662.545
		TOTAL PRESUPUESTO SECCIÓN	7.654.626.542	256.564.414.745	264.219.041.287
		SECCIÓN: 2803 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURÍA NACIONAL DEL ESTADO CIVIL			
		A. PRESUPUESTO DE FUNCIONAMIENTO		14.685.380.447	14.685.380.447
		TOTAL PRESUPUESTO SECCIÓN		14.685.380.447	14.685.380.447

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 2804			
		CONSEJO NACIONAL ELECTORAL- CNE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1.056.216.131.936		1.056.216.131.936
		C. PRESUPUESTO DE INVERSIÓN	10.646.765.998		10.646.765.998
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES	732.287.657		732.287.657
	1000	INTERSUBSECTORIAL GOBIERNO	732.287.657		732.287.657
2899		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR REGISTRADURÍA	9.914.478.341		9.914.478.341
	1000	INTERSUBSECTORIAL GOBIERNO	9.914.478.341		9.914.478.341
		TOTAL PRESUPUESTO SECCIÓN	1.066.862.897.934		1.066.862.897.934
		SECCIÓN: 2901			
		FISCALÍA GENERAL DE LA NACIÓN			
		A. PRESUPUESTO DE FUNCIONAMIENTO	6.214.415.600.000		6.214.415.600.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	173.977.914.661		173.977.914.661
		C. PRESUPUESTO DE INVERSIÓN	206.231.750.000		206.231.750.000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	43.628.035.826		43.628.035.826
	0800	INTERSUBSECTORIAL JUSTICIA	43.628.035.826		43.628.035.826
2999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR FISCALÍA	162.603.714.174		162.603.714.174
	0800	INTERSUBSECTORIAL JUSTICIA	162.603.714.174		162.603.714.174
		TOTAL PRESUPUESTO SECCIÓN	6.594.625.264.661		6.594.625.264.661
		SECCIÓN: 2902			
		INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	388.117.800.000	1.425.113.000	389.542.913.000
		C. PRESUPUESTO DE INVERSIÓN	112.961.000.000	1.194.647.000	114.155.647.000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	60.058.296.000	1.194.647.000	61.252.943.000
	0800	INTERSUBSECTORIAL JUSTICIA	60.058.296.000	1.194.647.000	61.252.943.000
2999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR FISCALÍA	52.902.704.000		52.902.704.000
	0800	INTERSUBSECTORIAL JUSTICIA	52.902.704.000		52.902.704.000
		TOTAL PRESUPUESTO SECCIÓN	501.078.800.000	2.619.760.000	503.698.560.000
		SECCIÓN: 2904			
		FONDO ESPECIAL PARA LA ADMINISTRACIÓN DE BIENES DE LA FISCALÍA GENERAL DE LA NACIÓN			
		A. PRESUPUESTO DE FUNCIONAMIENTO		19.569.955.000	19.569.955.000
		C. PRESUPUESTO DE INVERSIÓN		19.276.000.000	19.276.000.000
2999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR FISCALÍA		19.276.000.000	19.276.000.000
	0800	INTERSUBSECTORIAL JUSTICIA		19.276.000.000	19.276.000.000
		TOTAL PRESUPUESTO SECCIÓN		38.845.955.000	38.845.955.000

SECCIÓN: 3201

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE			
A. PRESUPUESTO DE FUNCIONAMIENTO			413.756.961.050		413.756.961.050
C. PRESUPUESTO DE INVERSIÓN			785.846.835.468		785.846.835.468
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	557.084.473.245		557.084.473.245
	0900	INTERSUBSECTORIAL AMBIENTE	557.084.473.245		557.084.473.245
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	74.315.839.541		74.315.839.541
	0900	INTERSUBSECTORIAL AMBIENTE	74.315.839.541		74.315.839.541
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	32.506.292.170		32.506.292.170
	0900	INTERSUBSECTORIAL AMBIENTE	32.506.292.170		32.506.292.170
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	15.980.000.000		15.980.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	15.980.000.000		15.980.000.000
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	7.335.000.000		7.335.000.000
	0900	INTERSUBSECTORIAL AMBIENTE	7.335.000.000		7.335.000.000
3208		EDUCACION AMBIENTAL	8.890.410.298		8.890.410.298
	0900	INTERSUBSECTORIAL AMBIENTE	8.890.410.298		8.890.410.298
3299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	89.734.820.214		89.734.820.214
	0900	INTERSUBSECTORIAL AMBIENTE	89.734.820.214		89.734.820.214
TOTAL PRESUPUESTO SECCIÓN			1.199.603.796.518		1.199.603.796.518
		SECCIÓN: 3202 INSTITUTO DE HIDROLOGÍA, METEOROLOGÍA Y ESTUDIOS AMBIENTALES - IDEAM			
A. PRESUPUESTO DE FUNCIONAMIENTO			66.686.463.000	620.570.210	67.307.033.210
C. PRESUPUESTO DE INVERSIÓN			25.281.000.301	6.718.229.000	31.999.229.301
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	14.840.667.881	6.718.229.000	21.558.896.881
	0900	INTERSUBSECTORIAL AMBIENTE	14.840.667.881	6.718.229.000	21.558.896.881
3299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	10.440.332.420		10.440.332.420
	0900	INTERSUBSECTORIAL AMBIENTE	10.440.332.420		10.440.332.420
TOTAL PRESUPUESTO SECCIÓN			91.967.463.301	7.338.799.210	99.306.262.511
		SECCIÓN: 3204 FONDO NACIONAL AMBIENTAL			
A. PRESUPUESTO DE FUNCIONAMIENTO				98.170.300.000	98.170.300.000
C. PRESUPUESTO DE INVERSIÓN				175.098.406.366	175.098.406.366
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS		74.869.644.617	74.869.644.617
	0900	INTERSUBSECTORIAL AMBIENTE		74.869.644.617	74.869.644.617
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS		71.299.122.516	71.299.122.516
	0900	INTERSUBSECTORIAL AMBIENTE		71.299.122.516	71.299.122.516
3299		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE		28.929.639.233	28.929.639.233
	0900	INTERSUBSECTORIAL AMBIENTE		28.929.639.233	28.929.639.233
TOTAL PRESUPUESTO SECCIÓN				273.268.706.366	273.268.706.366

SECCIÓN: 3208

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	CORPORACIÓN AUTÓNOMA REGIONAL DE LOS VALLES DEL SINÚ Y SAN JORGE (CVS)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	4.024.700.000		4.024.700.000
	TOTAL PRESUPUESTO SECCIÓN	4.024.700.000		4.024.700.000
	SECCIÓN: 3209 CORPORACIÓN AUTÓNOMA REGIONAL DEL QUINDÍO (CRQ)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	6.325.400.806		6.325.400.806
	TOTAL PRESUPUESTO SECCIÓN	6.325.400.806		6.325.400.806
	SECCIÓN: 3210 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL URABÁ (CORPOURABÁ)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	5.049.176.129		5.049.176.129
	TOTAL PRESUPUESTO SECCIÓN	5.049.176.129		5.049.176.129
	SECCIÓN: 3211 CORPORACIÓN AUTÓNOMA REGIONAL DE CALDAS (CORPOCALDAS)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	5.283.500.000		5.283.500.000
	TOTAL PRESUPUESTO SECCIÓN	5.283.500.000		5.283.500.000
	SECCIÓN: 3212 CORPORACIÓN AUTÓNOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO (CODECHOCO)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	99.070.023.380		99.070.023.380
	TOTAL PRESUPUESTO SECCIÓN	99.070.023.380		99.070.023.380
	SECCIÓN: 3213 CORPORACIÓN AUTÓNOMA REGIONAL PARA LA DEFENSA DE LA MESETA DE BUCARAMANGA (CDMB)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	1.702.100.000		1.702.100.000
	TOTAL PRESUPUESTO SECCIÓN	1.702.100.000		1.702.100.000
	SECCIÓN: 3214 CORPORACIÓN AUTÓNOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	2.926.072.953		2.926.072.953
	TOTAL PRESUPUESTO SECCIÓN	2.926.072.953		2.926.072.953
	SECCIÓN: 3215 CORPORACIÓN AUTÓNOMA REGIONAL DE RISARALDA (CARDER)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	3.514.167.948		3.514.167.948
	TOTAL PRESUPUESTO SECCIÓN	3.514.167.948		3.514.167.948

SECCIÓN: 3216

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	CORPORACIÓN AUTÓNOMA REGIONAL DE NARIÑO (CORPONARIÑO)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	3.513.251.788		3.513.251.788
	TOTAL PRESUPUESTO SECCIÓN	3.513.251.788		3.513.251.788
	SECCIÓN: 3217 CORPORACIÓN AUTÓNOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	5.315.100.000		5.315.100.000
	TOTAL PRESUPUESTO SECCIÓN	5.315.100.000		5.315.100.000
	SECCIÓN: 3218 CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	5.048.300.000		5.048.300.000
	TOTAL PRESUPUESTO SECCIÓN	5.048.300.000		5.048.300.000
	SECCIÓN: 3219 CORPORACIÓN AUTÓNOMA REGIONAL DEL CESAR (CORPOCESAR)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	4.025.096.652		4.025.096.652
	TOTAL PRESUPUESTO SECCIÓN	4.025.096.652		4.025.096.652
	SECCIÓN: 3221 CORPORACIÓN AUTÓNOMA REGIONAL DEL CAUCA (CRC)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	8.006.600.000		8.006.600.000
	TOTAL PRESUPUESTO SECCIÓN	8.006.600.000		8.006.600.000
	SECCIÓN: 3222 CORPORACIÓN AUTÓNOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	6.650.774.000		6.650.774.000
	TOTAL PRESUPUESTO SECCIÓN	6.650.774.000		6.650.774.000
	SECCIÓN: 3223 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA (CORPOAMAZONIA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	3.044.415.021		3.044.415.021
	TOTAL PRESUPUESTO SECCIÓN	3.044.415.021		3.044.415.021
	SECCIÓN: 3224 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA (CDA)			
	A. PRESUPUESTO DE FUNCIONAMIENTO	3.250.763.399		3.250.763.399
	TOTAL PRESUPUESTO SECCIÓN	3.250.763.399		3.250.763.399
	SECCIÓN: 3226			

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIÉLAGO DE SAN ANDRÉS, PROVIDENCIA Y SANTA CATALINA (CORALINA)			
A. PRESUPUESTO DE FUNCIONAMIENTO		3.159.139.259		3.159.139.259
TOTAL PRESUPUESTO SECCIÓN		3.159.139.259		3.159.139.259
	SECCIÓN: 3227 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DEL ÁREA DE MANEJO ESPECIAL LA MACARENA (CORMACARENA)			
A. PRESUPUESTO DE FUNCIONAMIENTO		3.443.000.000		3.443.000.000
TOTAL PRESUPUESTO SECCIÓN		3.443.000.000		3.443.000.000
	SECCIÓN: 3228 CORPORACIÓN PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE (CORPOMOJANA)			
A. PRESUPUESTO DE FUNCIONAMIENTO		3.107.181.000		3.107.181.000
TOTAL PRESUPUESTO SECCIÓN		3.107.181.000		3.107.181.000
	SECCIÓN: 3229 CORPORACIÓN AUTÓNOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)			
A. PRESUPUESTO DE FUNCIONAMIENTO		2.947.800.000		2.947.800.000
TOTAL PRESUPUESTO SECCIÓN		2.947.800.000		2.947.800.000
	SECCIÓN: 3230 CORPORACIÓN AUTÓNOMA REGIONAL DE SUCRE (CARSUCRE)			
A. PRESUPUESTO DE FUNCIONAMIENTO		3.441.456.374		3.441.456.374
TOTAL PRESUPUESTO SECCIÓN		3.441.456.374		3.441.456.374
	SECCIÓN: 3231 CORPORACIÓN AUTÓNOMA REGIONAL DEL ALTO MAGDALENA (CAM)			
A. PRESUPUESTO DE FUNCIONAMIENTO		3.275.600.000		3.275.600.000
TOTAL PRESUPUESTO SECCIÓN		3.275.600.000		3.275.600.000
	SECCIÓN: 3232 CORPORACIÓN AUTÓNOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)			
A. PRESUPUESTO DE FUNCIONAMIENTO		3.234.214.457		3.234.214.457
TOTAL PRESUPUESTO SECCIÓN		3.234.214.457		3.234.214.457
	SECCIÓN: 3233 CORPORACIÓN AUTÓNOMA REGIONAL DEL ATLÁNTICO (CRA)			
A. PRESUPUESTO DE FUNCIONAMIENTO		2.807.918.000		2.807.918.000
TOTAL PRESUPUESTO SECCIÓN		2.807.918.000		2.807.918.000
	SECCIÓN: 3234			

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		CORPORACIÓN AUTÓNOMA REGIONAL DE SANTANDER (CAS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3.161.500.000		3.161.500.000
		TOTAL PRESUPUESTO SECCIÓN	3.161.500.000		3.161.500.000
		SECCIÓN: 3235 CORPORACIÓN AUTÓNOMA REGIONAL DE BOYACÁ (CORPOBOYACÁ)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2.837.208.309		2.837.208.309
		TOTAL PRESUPUESTO SECCIÓN	2.837.208.309		2.837.208.309
		SECCIÓN: 3236 CORPORACIÓN AUTÓNOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3.185.000.000		3.185.000.000
		TOTAL PRESUPUESTO SECCIÓN	3.185.000.000		3.185.000.000
		SECCIÓN: 3237 CORPORACIÓN AUTÓNOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1.014.700.000		1.014.700.000
		TOTAL PRESUPUESTO SECCIÓN	1.014.700.000		1.014.700.000
		SECCIÓN: 3238 CORPORACIÓN AUTÓNOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3.065.068.000		3.065.068.000
		TOTAL PRESUPUESTO SECCIÓN	3.065.068.000		3.065.068.000
		SECCIÓN: 3239 CORPORACIÓN AUTÓNOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3.700.700.000		3.700.700.000
		TOTAL PRESUPUESTO SECCIÓN	3.700.700.000		3.700.700.000
		SECCIÓN: 3301 MINISTERIO DE LAS CULTURAS, LAS ARTES Y LOS SABERES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	292.859.963.090		292.859.963.090
		C. PRESUPUESTO DE INVERSIÓN	651.354.591.139		651.354.591.139
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	457.236.738.154		457.236.738.154
	1603	ARTE Y CULTURA	457.236.738.154		457.236.738.154
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	190.801.018.633		190.801.018.633
	1603	ARTE Y CULTURA	190.801.018.633		190.801.018.633
3399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR CULTURA	3.316.834.352		3.316.834.352
	1603	ARTE Y CULTURA	3.316.834.352		3.316.834.352
		TOTAL PRESUPUESTO SECCIÓN	944.214.554.229		944.214.554.229

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3304 **ARCHIVO GENERAL DE LA NACIÓN**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	19.635.116.062	471.778.354	20.106.894.416
		C. PRESUPUESTO DE INVERSIÓN	24.372.283.741	10.152.721.646	34.525.005.387
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	7.311.685.122	7.759.446.646	15.071.131.768
	1603	ARTE Y CULTURA	7.311.685.122	7.759.446.646	15.071.131.768
3399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR CULTURA	17.060.598.619	2.393.275.000	19.453.873.619
	1603	ARTE Y CULTURA	17.060.598.619	2.393.275.000	19.453.873.619
		TOTAL PRESUPUESTO SECCIÓN	44.007.399.803	10.624.500.000	54.631.899.803
		SECCIÓN: 3305 **INSTITUTO COLOMBIANO DE ANTROPOLOGÍA E HISTORIA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	24.694.953.356	3.035.062.816	27.730.016.172
		C. PRESUPUESTO DE INVERSIÓN	28.167.202.056	5.514.507.129	33.681.709.185
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	19.600.994.064	5.514.507.129	25.115.501.193
	1603	ARTE Y CULTURA	19.600.994.064	5.514.507.129	25.115.501.193
3399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR CULTURA	8.566.207.992		8.566.207.992
	1603	ARTE Y CULTURA	8.566.207.992		8.566.207.992
		TOTAL PRESUPUESTO SECCIÓN	52.862.155.412	8.549.569.945	61.411.725.357
		SECCIÓN: 3307 **INSTITUTO CARO Y CUERVO**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	15.105.474.873	944.619.960	16.050.094.833
		C. PRESUPUESTO DE INVERSIÓN	12.250.116.000	2.204.147.039	14.454.263.039
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	9.187.587.000	701.709.408	9.889.296.408
	1603	ARTE Y CULTURA	9.187.587.000	701.709.408	9.889.296.408
3399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR CULTURA	3.062.529.000	1.502.437.631	4.564.966.631
	1603	ARTE Y CULTURA	3.062.529.000	1.502.437.631	4.564.966.631
		TOTAL PRESUPUESTO SECCIÓN	27.355.590.873	3.148.766.999	30.504.357.872
		SECCIÓN: 3401 **AUDITORÍA GENERAL DE LA REPÚBLICA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	63.510.000.000		63.510.000.000
		C. PRESUPUESTO DE INVERSIÓN	13.000.000.000		13.000.000.000
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	6.050.000.000		6.050.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	6.050.000.000		6.050.000.000
2599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR ORGANISMOS DE CONTROL	6.950.000.000		6.950.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	6.950.000.000		6.950.000.000
		TOTAL PRESUPUESTO SECCIÓN	76.510.000.000		76.510.000.000

SECCIÓN: 3501

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO			
A. PRESUPUESTO DE FUNCIONAMIENTO			660.302.227.000		660.302.227.000
C. PRESUPUESTO DE INVERSIÓN			198.352.184.065		198.352.184.065
3501		INTERNACIONALIZACIÓN DE LA ECONOMÍA	11.765.084.065		11.765.084.065
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	11.765.084.065		11.765.084.065
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	168.157.100.000		168.157.100.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	168.157.100.000		168.157.100.000
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	180.000.000		180.000.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	180.000.000		180.000.000
3599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	18.250.000.000		18.250.000.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	18.250.000.000		18.250.000.000
TOTAL PRESUPUESTO SECCIÓN			858.654.411.065		858.654.411.065
		SECCIÓN: 3502 SUPERINTENDENCIA DE SOCIEDADES			
A. PRESUPUESTO DE FUNCIONAMIENTO				194.184.002.000	194.184.002.000
C. PRESUPUESTO DE INVERSIÓN				30.696.200.000	30.696.200.000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS		4.714.777.288	4.714.777.288
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		4.714.777.288	4.714.777.288
3599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		25.981.422.712	25.981.422.712
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		25.981.422.712	25.981.422.712
TOTAL PRESUPUESTO SECCIÓN				224.880.202.000	224.880.202.000
		SECCIÓN: 3503 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO			
A. PRESUPUESTO DE FUNCIONAMIENTO				226.582.198.000	226.582.198.000
C. PRESUPUESTO DE INVERSIÓN				145.087.794.139	145.087.794.139
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		64.726.928.575	64.726.928.575
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		64.726.928.575	64.726.928.575
3599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		80.360.865.564	80.360.865.564
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		80.360.865.564	80.360.865.564
TOTAL PRESUPUESTO SECCIÓN				371.669.992.139	371.669.992.139
		SECCIÓN: 3504 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES			
A. PRESUPUESTO DE FUNCIONAMIENTO				15.548.661.000	15.548.661.000
C. PRESUPUESTO DE INVERSIÓN				14.000.753.000	14.000.753.000
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		6.845.077.000	6.845.077.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		6.845.077.000	6.845.077.000
3599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		7.155.676.000	7.155.676.000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		7.155.676.000	7.155.676.000
TOTAL PRESUPUESTO SECCIÓN				29.549.414.000	29.549.414.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3505			
		INSTITUTO NACIONAL DE METROLOGÍA - INM			
		A. PRESUPUESTO DE FUNCIONAMIENTO	23.729.156.000	251.400.000	23.980.556.000
		C. PRESUPUESTO DE INVERSIÓN	14.132.940.472	1.582.816.460	15.715.756.932
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	9.327.740.711	1.044.658.864	10.372.399.575
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	9.327.740.711	1.044.658.864	10.372.399.575
3599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	4.805.199.761	538.157.596	5.343.357.357
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4.805.199.761	538.157.596	5.343.357.357
		TOTAL PRESUPUESTO SECCIÓN	37.862.096.472	1.834.216.460	39.696.312.932
		SECCIÓN: 3601			
		MINISTERIO DEL TRABAJO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	46.609.015.048.309		46.609.015.048.309
		C. PRESUPUESTO DE INVERSIÓN	440.592.840.646		440.592.840.646
3601		PROTECCIÓN SOCIAL	300.431.374.031		300.431.374.031
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	300.431.374.031		300.431.374.031
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	66.294.475.262		66.294.475.262
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	66.294.475.262		66.294.475.262
3603		FORMACIÓN PARA EL TRABAJO	7.100.000.000		7.100.000.000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	7.100.000.000		7.100.000.000
3604		DERECHOS FUNDAMENTALES DEL TRABAJO Y FORTALECIMIENTO DEL DIÁLOGO SOCIAL	16.000.000.000		16.000.000.000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	16.000.000.000		16.000.000.000
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO	26.734.707.547		26.734.707.547
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	26.734.707.547		26.734.707.547
3699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRABAJO	24.032.283.806		24.032.283.806
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	24.032.283.806		24.032.283.806
		TOTAL PRESUPUESTO SECCIÓN	47.049.607.888.955		47.049.607.888.955
		SECCIÓN: 3602			
		SERVICIO NACIONAL DE APRENDIZAJE (SENA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO		127.990.194.000	127.990.194.000
		C. PRESUPUESTO DE INVERSIÓN	3.197.007.915.151	2.942.420.134.867	6.139.428.050.018
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	142.965.310.360	319.198.062.728	462.163.373.088
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	142.965.310.360	319.198.062.728	462.163.373.088
3603		FORMACIÓN PARA EL TRABAJO	2.965.982.687.791	1.732.279.680.766	4.698.262.368.557
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2.965.982.687.791	1.732.279.680.766	4.698.262.368.557
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO		346.209.904.123	346.209.904.123
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		346.209.904.123	346.209.904.123
3699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRABAJO	88.059.917.000	544.732.487.250	632.792.404.250
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	88.059.917.000	544.732.487.250	632.792.404.250
		TOTAL PRESUPUESTO SECCIÓN	3.197.007.915.151	3.070.410.328.867	6.267.418.244.018

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 3612			
		UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	10.352.398.000		10.352.398.000
		C. PRESUPUESTO DE INVERSIÓN	45.000.000.000		45.000.000.000
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	41.340.689.196		41.340.689.196
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	41.340.689.196		41.340.689.196
3699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRABAJO	3.659.310.804		3.659.310.804
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	3.659.310.804		3.659.310.804
		TOTAL PRESUPUESTO SECCIÓN	55.352.398.000		55.352.398.000
		SECCIÓN: 3613			
		UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PÚBLICO DE EMPLEO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	15.043.360.000		15.043.360.000
		C. PRESUPUESTO DE INVERSIÓN	17.000.000.000		17.000.000.000
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	9.365.676.808		9.365.676.808
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	9.365.676.808		9.365.676.808
3699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR TRABAJO	7.634.323.192		7.634.323.192
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	7.634.323.192		7.634.323.192
		TOTAL PRESUPUESTO SECCIÓN	32.043.360.000		32.043.360.000
		SECCIÓN: 3701			
		MINISTERIO DEL INTERIOR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1.111.333.500.000		1.111.333.500.000
		C. PRESUPUESTO DE INVERSIÓN	397.622.826.322		397.622.826.322
3701		FORTALECIMIENTO INSTITUCIONAL A LOS PROCESOS ORGANIZATIVOS DE CONCERTACIÓN; GARANTÍA, PREVENCIÓN Y RESPETO DE LOS DERECHOS HUMANOS COMO FUNDAMENTOS PARA LA PAZ	226.821.554.800		226.821.554.800
	1000	INTERSUBSECTORIAL GOBIERNO	226.821.554.800		226.821.554.800
3702		FORTALECIMIENTO A LA GOBERNABILIDAD TERRITORIAL PARA LA SEGURIDAD, CONVIVENCIA CIUDADANA, PAZ Y POST-CONFLICTO	127.100.445.200		127.100.445.200
	1000	INTERSUBSECTORIAL GOBIERNO	127.100.445.200		127.100.445.200
3703		POLÍTICA PÚBLICA DE VÍCTIMAS DEL CONFLICTO ARMADO Y POSTCONFLICTO	2.700.000.000		2.700.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	2.700.000.000		2.700.000.000
3704		PARTICIPACIÓN CIUDADANA, POLÍTICA Y DIVERSIDAD DE CREENCIAS	22.000.000.000		22.000.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	22.000.000.000		22.000.000.000
3799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INTERIOR	19.000.826.322		19.000.826.322
	1000	INTERSUBSECTORIAL GOBIERNO	19.000.826.322		19.000.826.322
		TOTAL PRESUPUESTO SECCIÓN	1.508.956.326.322		1.508.956.326.322
		SECCIÓN: 3703			
		DIRECCIÓN NACIONAL DEL DERECHO DE AUTOR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	7.837.900.000		7.837.900.000
		C. PRESUPUESTO DE INVERSIÓN	841.000.000		841.000.000
3706		PROTECCIÓN, PROMOCIÓN Y DIFUSIÓN DEL DERECHO DE AUTOR Y LOS DERECHOS CONEXOS	841.000.000		841.000.000

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	841.000.000		841.000.000
		TOTAL PRESUPUESTO SECCIÓN	8.678.900.000		8.678.900.000

SECCIÓN: 3704
CORPORACIÓN NACIONAL PARA LA RECONSTRUCCIÓN DE LA CUENCA DEL RÍO PÁEZ Y ZONAS ALEDAÑAS NASA KI WE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	4.959.010.000		4.959.010.000
		C. PRESUPUESTO DE INVERSIÓN	10.056.384.633		10.056.384.633
3707		GESTIÓN DEL RIESGO DE DESASTRES NATURALES Y ANTRÓPICOS EN LA ZONA DE INFLUENCIA DEL VOLCÁN NEVADO DEL HUILA	300.000.000		300.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	300.000.000		300.000.000
3709		MEJORAMIENTO DE LA COBERTURA DE LAS NECESIDADES BÁSICAS DE LA POBLACIÓN PARA PROMOVER LA RESILIENCIA SOCIO ECOLÓGICA EN LOS MUNICIPIOS DE LA JURISDICCIÓN DE LA CORPORACIÓN NASA KIWE	9.506.384.633		9.506.384.633
	1000	INTERSUBSECTORIAL GOBIERNO	9.506.384.633		9.506.384.633
3799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INTERIOR	250.000.000		250.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	250.000.000		250.000.000
		TOTAL PRESUPUESTO SECCIÓN	15.015.394.633		15.015.394.633

SECCIÓN: 3708
UNIDAD NACIONAL DE PROTECCIÓN - UNP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2.505.558.900.000	175.999.602.000	2.681.558.502.000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	7.809.482.693		7.809.482.693
		C. PRESUPUESTO DE INVERSIÓN	3.000.000.000		3.000.000.000
3705		PROTECCIÓN DE PERSONAS, GRUPOS Y COMUNIDADES EN RIESGO EXTRAORDINARIO Y EXTREMO UNIDAD NACIONAL DE PROTECCIÓN (UNP)	2.219.781.720		2.219.781.720
	1000	INTERSUBSECTORIAL GOBIERNO	2.219.781.720		2.219.781.720
3799		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INTERIOR	780.218.280		780.218.280
	1000	INTERSUBSECTORIAL GOBIERNO	780.218.280		780.218.280
		TOTAL PRESUPUESTO SECCIÓN	2.516.368.382.693	175.999.602.000	2.692.367.984.693

SECCIÓN: 3709
DIRECCIÓN NACIONAL DE BOMBEROS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	15.484.100.000		15.484.100.000
		C. PRESUPUESTO DE INVERSIÓN	71.906.000.000		71.906.000.000
3708		FORTALECIMIENTO INSTITUCIONAL Y OPERATIVO DE LOS BOMBEROS DE COLOMBIA	71.906.000.000		71.906.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	71.906.000.000		71.906.000.000
		TOTAL PRESUPUESTO SECCIÓN	87.390.100.000		87.390.100.000

SECCIÓN: 3801
COMISIÓN NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	5.733.509.427	31.234.355.350	36.967.864.777
		C. PRESUPUESTO DE INVERSIÓN		109.930.103.096	109.930.103.096
0504		ADMINISTRACIÓN Y VIGILANCIA DE LAS CARRERAS ADMINISTRATIVAS DE LOS SERVIDORES PÚBLICOS		96.695.365.207	96.695.365.207

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		96.695.365.207	96.695.365.207
0599		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR EMPLEO		13.234.737.889	13.234.737.889
	1000	INTERSUBSECTORIAL GOBIERNO		13.234.737.889	13.234.737.889
TOTAL PRESUPUESTO SECCIÓN			5.733.509.427	141.164.458.446	146.897.967.873

SECCIÓN: 3901
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			32.876.734.000		32.876.734.000
C. PRESUPUESTO DE INVERSIÓN			266.987.639.124		266.987.639.124
3902		INVESTIGACIÓN CON CALIDAD E IMPACTO	115.770.639.124		115.770.639.124
	1000	INTERSUBSECTORIAL GOBIERNO	115.770.639.124		115.770.639.124
3903		DESARROLLO TECNOLÓGICO E INNOVACIÓN PARA CRECIMIENTO EMPRESARIAL	10.440.000.000		10.440.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	10.440.000.000		10.440.000.000
3905		FORTALECIMIENTO DE LA GOBERNANZA E INSTITUCIONALIDAD MULTINIVEL DEL SECTOR DE CTEI	11.500.000.000		11.500.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	11.500.000.000		11.500.000.000
3906		FOMENTO A VOCACIONES Y FORMACIÓN, GENERACIÓN, USO Y APROPIACIÓN SOCIAL DEL CONOCIMIENTO DE LA CIENCIA, TECNOLOGÍA E INNOVACIÓN	96.777.000.000		96.777.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	96.777.000.000		96.777.000.000
3999		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR CIENCIA, TECNOLOGÍA E INNOVACIÓN	32.500.000.000		32.500.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	32.500.000.000		32.500.000.000
TOTAL PRESUPUESTO SECCIÓN			299.864.373.124		299.864.373.124

SECCIÓN: 4001
MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			4.343.076.194.403		4.343.076.194.403
C. PRESUPUESTO DE INVERSIÓN			1.614.293.994.900		1.614.293.994.900
4001		ACCESO A SOLUCIONES DE VIVIENDA	49.700.000.000		49.700.000.000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	49.700.000.000		49.700.000.000
4002		ORDENAMIENTO TERRITORIAL Y DESARROLLO URBANO	57.297.000.000		57.297.000.000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	57.297.000.000		57.297.000.000
4003		ACCESO DE LA POBLACIÓN A LOS SERVICIOS DE AGUA POTABLE Y SANEAMIENTO BÁSICO	1.443.195.309.987		1.443.195.309.987
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1.443.195.309.987		1.443.195.309.987
4099		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR VIVIENDA, CIUDAD Y TERRITORIO	64.101.684.913		64.101.684.913
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	64.101.684.913		64.101.684.913
TOTAL PRESUPUESTO SECCIÓN			5.957.370.189.303		5.957.370.189.303

SECCIÓN: 4002
FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8.800.000.000		8.800.000.000
C. PRESUPUESTO DE INVERSIÓN			2.659.636.589.387		2.659.636.589.387
4001		ACCESO A SOLUCIONES DE VIVIENDA	2.659.636.589.387		2.659.636.589.387
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	2.659.636.589.387		2.659.636.589.387
TOTAL PRESUPUESTO SECCIÓN			2.668.436.589.387		2.668.436.589.387

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 4101 **DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	262.123.929.351		262.123.929.351
		C. PRESUPUESTO DE INVERSIÓN	5.399.606.566.879		5.399.606.566.879
4103		INCLUSIÓN SOCIAL Y PRODUCTIVA PARA LA POBLACIÓN EN SITUACIÓN DE VULNERABILIDAD	5.399.606.566.879		5.399.606.566.879
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	5.399.606.566.879		5.399.606.566.879
		TOTAL PRESUPUESTO SECCIÓN	5.661.730.496.230		5.661.730.496.230
		SECCIÓN: 4104 **UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1.756.122.239.290	66.187.472.034	1.822.309.711.324
		C. PRESUPUESTO DE INVERSIÓN	2.488.667.165.115		2.488.667.165.115
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	2.420.691.671.755		2.420.691.671.755
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2.420.691.671.755		2.420.691.671.755
4199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	67.975.493.360		67.975.493.360
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	67.975.493.360		67.975.493.360
		TOTAL PRESUPUESTO SECCIÓN	4.244.789.404.405	66.187.472.034	4.310.976.876.439
		SECCIÓN: 4105 **CENTRO DE MEMORIA HISTÓRICA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	18.503.458.353		18.503.458.353
		C. PRESUPUESTO DE INVERSIÓN	60.905.600.185		60.905.600.185
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	55.278.735.464		55.278.735.464
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	55.278.735.464		55.278.735.464
4199		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	5.626.864.721		5.626.864.721
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	5.626.864.721		5.626.864.721
		TOTAL PRESUPUESTO SECCIÓN	79.409.058.538		79.409.058.538
		SECCIÓN: 4201 **DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	155.589.000.000		155.589.000.000
		C. PRESUPUESTO DE INVERSIÓN	38.231.000.000		38.231.000.000
4201		DESARROLLO DE INTELIGENCIA ESTRATÉGICA Y CONTRAINTELIGENCIA DE ESTADO	38.231.000.000		38.231.000.000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	38.231.000.000		38.231.000.000
		TOTAL PRESUPUESTO SECCIÓN	193.820.000.000		193.820.000.000
		SECCIÓN: 4301 **MINISTERIO DEL DEPORTE**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	64.365.817.578		64.365.817.578
		C. PRESUPUESTO DE INVERSIÓN	400.000.000.000		400.000.000.000
4301		FOMENTO A LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL DEPORTE PARA DESARROLLAR ENTORNOS DE CONVIVENCIA Y PAZ	121.017.078.763		121.017.078.763

DECRETO 1523 DE Página 44 de 71

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1604	RECREACIÓN Y DEPORTE	121.017.078.763		121.017.078.763
4302		FORMACIÓN Y PREPARACIÓN DE DEPORTISTAS	261.082.921.237		261.082.921.237
	1604	RECREACIÓN Y DEPORTE	261.082.921.237		261.082.921.237
4399		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR RECREACIÓN Y DEPORTE	17.900.000.000		17.900.000.000
	1604	RECREACIÓN Y DEPORTE	17.900.000.000		17.900.000.000
TOTAL PRESUPUESTO SECCIÓN			**464.365.817.578**		**464.365.817.578**
		SECCIÓN: 4401 **JURISDICCIÓN ESPECIAL PARA LA PAZ**			
A. PRESUPUESTO DE FUNCIONAMIENTO			**547.711.000.000**		**547.711.000.000**
C. PRESUPUESTO DE INVERSIÓN			**189.521.300.973**		**189.521.300.973**
4401		JURISDICCIÓN ESPECIAL PARA LA PAZ	164.141.469.459		164.141.469.459
	1000	INTERSUBSECTORIAL GOBIERNO	164.141.469.459		164.141.469.459
4499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR JUSTICIA ESPECIAL PARA LA PAZ	25.379.831.514		25.379.831.514
	1000	INTERSUBSECTORIAL GOBIERNO	25.379.831.514		25.379.831.514
TOTAL PRESUPUESTO SECCIÓN			**737.232.300.973**		**737.232.300.973**
		SECCIÓN: 4403 **UNIDAD DE BÚSQUEDA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZÓN DEL CONFLICTO ARMADO (UBPD)**			
A. PRESUPUESTO DE FUNCIONAMIENTO			**117.569.000.000**		**117.569.000.000**
C. PRESUPUESTO DE INVERSIÓN			**76.273.000.000**		**76.273.000.000**
4403		BÚSQUEDA HUMANITARIA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZÓN DEL CONFLICTO ARMADO EN COLOMBIA.	34.440.331.752		34.440.331.752
	1000	INTERSUBSECTORIAL GOBIERNO	34.440.331.752		34.440.331.752
4499		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR JUSTICIA ESPECIAL PARA LA PAZ	41.832.668.248		41.832.668.248
	1000	INTERSUBSECTORIAL GOBIERNO	41.832.668.248		41.832.668.248
TOTAL PRESUPUESTO SECCIÓN			**193.842.000.000**		**193.842.000.000**
		SECCIÓN: 4601 **MINISTERIO DE IGUALDAD Y EQUIDAD**			
A. PRESUPUESTO DE FUNCIONAMIENTO			**798.523.000.000**		**798.523.000.000**
C. PRESUPUESTO DE INVERSIÓN			**498.912.000.000**		**498.912.000.000**
4603		CIERRE DE BRECHAS DE DESIGUALDAD E INEQUIDAD PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LOS SUJETOS DE ESPECIAL PROTECCIÓN CONSTITUCIONAL	498.912.000.000		498.912.000.000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	498.912.000.000		498.912.000.000
TOTAL PRESUPUESTO SECCIÓN			**1.297.435.000.000**		**1.297.435.000.000**
		SECCIÓN: 4602 **INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**			
A. PRESUPUESTO DE FUNCIONAMIENTO				**1.151.138.129.543**	**1.151.138.129.543**
C. PRESUPUESTO DE INVERSIÓN			**6.270.671.251.738**	**3.268.950.331.044**	**9.539.621.582.782**
4602		DESARROLLO INTEGRAL DE LA PRIMERA INFANCIA A LA JUVENTUD, Y FORTALECIMIENTO DE LAS CAPACIDADES DE LAS FAMILIAS DE NIÑAS, NIÑOS Y ADOLESCENTES - SECTOR IGUALDAD Y EQUIDAD	6.270.671.251.738	2.788.950.331.044	9.059.621.582.782

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	6.270.671.251.738	2.788.950.331.044	9.059.621.582.782
4699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR IGUALDAD Y EQUIDAD		480.000.000.000	480.000.000.000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL		480.000.000.000	480.000.000.000
TOTAL PRESUPUESTO SECCIÓN			6.270.671.251.738	4.420.088.460.587	10.690.759.712.325

SECCIÓN: 4603
INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8.852.229.359		8.852.229.359
C. PRESUPUESTO DE INVERSIÓN			7.960.640.000	397.982.693	8.358.622.693
4601		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	4.959.140.000	397.982.693	5.357.122.693
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	4.959.140.000	397.982.693	5.357.122.693
4699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR IGUALDAD Y EQUIDAD	3.001.500.000		3.001.500.000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3.001.500.000		3.001.500.000
TOTAL PRESUPUESTO SECCIÓN			16.812.869.359	397.982.693	17.210.852.052

SECCIÓN: 4604
INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8.306.001.653		8.306.001.653
C. PRESUPUESTO DE INVERSIÓN			1.980.000.000	1.784.015.576	3.764.015.576
4601		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	1.163.976.975	1.167.688.371	2.331.665.346
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1.163.976.975	1.167.688.371	2.331.665.346
4699		FORTALECIMIENTO Y APOYO A LA GESTIÓN INSTITUCIONAL DEL SECTOR IGUALDAD Y EQUIDAD	816.023.025	616.327.205	1.432.350.230
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	816.023.025	616.327.205	1.432.350.230
TOTAL PRESUPUESTO SECCIÓN			10.286.001.653	1.784.015.576	12.070.017.229
TOTAL PRESUPUESTO NACIONAL			495.698.668.590.308	27.308.463.866.396	523.007.132.456.704

TERCERA PARTE

DISPOSICIONES GENERALES

ARTÍCULO 3o. Las disposiciones generales del presente Decreto son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 617 de 2000, 819 de 2003, 1473 de 2011 y 1508 de 2012, 1957 de 2019 y 1985 de 2019 y demás normas de carácter orgánico y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, el presente Decreto y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 4o. Las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos establecidos en el presente Decreto, requerirán concepto previo de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 5o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, forman parte del Sistema de Cuenta Única Nacional y por tanto, deberán consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público directamente en las cuentas de depósito previstas para el efecto o a través de transacciones bancarias en línea.

Las superintendencias que no sean una sección presupuestal deben consignar en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley dentro de los cinco (5) días hábiles siguientes a la recepción de los recursos.

ARTÍCULO 6o. OPORTUNIDAD DEL REGISTRO DEL RECAUDO. Para alcanzar los estándares de calidad, oportunidad y transparencia de la gestión financiera pública, los órganos del Presupuesto General de la Nación, sin perjuicio de la aplicación de las medidas previstas por incumplimiento, deben hacer el registro en el Sistema Integrado de Información Financiera - SIIF Nación del recaudo de ingresos bajo su administración, en el momento que se identifique la situación asociada a la generación del hecho económico respectivo.

Para el efecto, la Dirección General de Crédito Público y Tesoro Nacional y las tesorerías de las entidades reportarán de manera regular a los órganos del Presupuesto General de la Nación, las transacciones registradas en las cuentas bancarias recaudadoras que requieren su afectación presupuestal oportuna, independiente de los ajustes a que haya lugar, para efectos del cierre contable en el mes siguiente al recaudo y de acuerdo con el calendario establecido por el Administrador SIIF Nación.

Igualmente, las entidades que ejecutan apropiaciones financiadas con recursos sin situación de fondos, ni flujo de efectivo, deberán registrar en el SIIF Nación la ejecución del ingreso a más tardar al momento de realizar el pago con cargo a dichos recursos.

Los órganos del Presupuesto General de la Nación que registran los ingresos de la gestión financiera pública a través de aplicativos misionales propios, y que interoperan con el SIIF Nación, deben propender porque el recaudo se refleje en línea y tiempo real o garantizar que este sea mínimo diario.

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

ARTÍCULO 7o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez y para la ejecución de operaciones de cubrimiento de riesgos, acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 8o. El Gobierno nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía y los que se emitan para operaciones temporales de tesorería; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del Decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 9o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia del presente Decreto, se hará con base en una proyección de los ingresos y de los gastos para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar exigibles no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 10o. Los títulos que se emitan para efectuar transferencia temporal de valores en los términos del artículo 146 de la Ley 1753 de 2015, solo requerirán del decreto que lo autorice, fije el monto y sus condiciones financieras. Su redención y demás valores asociados se atenderán con el producto de la operación de transferencia y su emisión no afectará el saldo de la deuda pública.

ARTÍCULO 11o. A más tardar el 20 enero de 2025, los órganos que conforman el Presupuesto General de la Nación realizarán los ajustes a los registros en el Sistema Integrado de Información Financiera - SIIF Nación, tanto en la imputación por concepto de ingresos que corresponden a los registros detallados de recaudos de su gestión financiera pública a 31 de diciembre del año anterior, como de los gastos, cuando haya necesidad de cancelar compromisos y/u obligaciones.

ARTÍCULO 12o. Pertenecen a la Nación los rendimientos financieros obtenidos por el Sistema de Cuenta Única Nacional, así como los originados con recursos de la Nación, y los provenientes de recursos propios de las entidades, fondos, cuentas y demás órganos que hagan parte de dicho Sistema que conforman el Presupuesto General de la Nación, en concordancia con lo establecido por los artículos 16 y 101 del Estatuto

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

Orgánico del Presupuesto. La reglamentación expedida por el Gobierno nacional para efectos de la periodicidad, metodología de cálculo, forma de liquidación y traslado de dichos rendimientos, continuará vigente durante el término de este Decreto.

Se exceptúa de la anterior disposición, aquellos rendimientos originados con recursos de las entidades estatales del orden nacional que administren contribuciones parafiscales y de los órganos de previsión y seguridad social que administren prestaciones sociales de carácter económico, los rendimientos financieros originados en patrimonios autónomos que la ley haya autorizado su tratamiento, así como los provenientes de recursos de terceros que dichas entidades estatales mantengan en calidad de depósitos o administración.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 13o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos, se atenderán las obligaciones derivadas de estos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 14o. Prohíbase tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 15o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2025, por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1 de enero al 31 de diciembre de 2025, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

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deberá certificar la disponibilidad presupuestal para atender el costo del concurso, los cargos que se convocarán, y su provisión.

ARTÍCULO 16o. La solicitud de modificación a las plantas de personal, además de lo contemplado en las normas de austeridad, requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos

2. Costos comparativos de las plantas vigente y propuesta

3. Efectos sobre la adquisición de bienes y servicios de la entidad

4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión, y

5. Los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 17o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Todos los funcionarios públicos de la planta permanente o temporal podrán participar en los programas de capacitación de la entidad; las matrículas de los funcionarios de la planta permanente o temporal se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna para la planta permanente o temporal del órgano respectivo.

ARTÍCULO 18o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se regirán por el Decreto 1068 de 2015 y por las demás normas que lo modifiquen o adicionen.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos. Estas

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

operaciones presupuestales se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorpora las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión, la operación presupuestal descrita en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda; para los gastos de funcionamiento se asignará al rubro presupuestal correspondiente; estas operaciones en ningún caso podrán cambiar la destinación ni la cuantía, lo cual deberá constar en el acto administrativo que para tal fin se expida.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar mediante resolución desagregaciones presupuestales a las apropiaciones contenidas en el anexo del decreto de liquidación, así como efectuar asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas desagregaciones y asignaciones deberán quedar registradas en el Sistema Integrado de Información Financiera - SIIF Nación, y para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

ARTÍCULO 20o. Los órganos de que trata el artículo 3o del presente Decreto podrán pactar el pago de anticipos y la recepción de bienes y servicios, únicamente cuando cuenten con Programa Anual Mensualizado de Caja (PAC) de la vigencia, aprobado por el Confis.

Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar el giro de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar la transferencia de recursos a fiducias o encargos fiduciarios o patrimonios autónomos, o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto. Cuando las fiducias, los encargos fiduciarios, los patrimonios autónomos o los convenios o contratos interadministrativos utilicen la creación de subcuentas, subprogramas, subproyectos, o cualquier otra modalidad de clasificación, deberán implementar la unidad de caja, para buscar eficiencia en el manejo de los recursos que les sitúa la Nación.

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

PARÁGRAFO. Los saldos de recursos de portafolios administrados por la Dirección General de Crédito Público y Tesoro Nacional que no se encuentren comprometidos para atender gastos o pago de obligaciones, forman parte de la unidad de caja de la Nación y se podrán utilizar para cumplir las obligaciones para las cuales fueron creados. Sobre estas operaciones de Tesorería dicha Dirección llevará el registro contable correspondiente.

ARTÍCULO 21o. El Gobierno nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2025.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

ARTÍCULO 23o. Los órganos de que trata el artículo 3o del presente Decreto son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera - SIIF Nación.

No se requerirá el envío de ninguna información a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, que quede registrada en el Sistema Integrado de Información Financiera - SIIF Nación, salvo en aquellos casos en que esta de forma expresa lo solicite.

ARTÍCULO 24o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones proferidas por el jefe del órgano respectivo. En el caso de los Establecimientos Públicos del orden nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica, así como las señaladas en el artículo 5o del Estatuto Orgánico del Presupuesto, dichos

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ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos; en ausencia de estos por el representante legal del órgano.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos expedidos por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8 de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, solo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Programación de Inversiones Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 25o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los Establecimientos Públicos del orden nacional solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República, no requerirán de autorización de vigencias futuras, no obstante, se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal (CONFIS).

ARTÍCULO 26o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar dentro del primer trimestre de 2025 a la Dirección General de Crédito

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

Así mismo, los órganos que conforman el Presupuesto General de la Nación, de conformidad con el artículo 36 de la Ley 1955 de 2019, deberán reintegrar a la Dirección General de Crédito Público y Tesoro Nacional dentro del primer mes de 2025 los recursos del Presupuesto General de la Nación que hayan sido girados a entidades financieras y que no hayan sido pagados a los beneficiarios finales. Estos recursos se constituirán como acreedores varios sujetos a devolución y serán puestos a disposición de la Entidad Financiera cuando se haga exigible su pago a beneficiarios finales, sin que esto implique operación presupuestal alguna, entendiendo que se trata de una operación de manejo eficiente de Tesorería.

ARTÍCULO 27o. Cuando exista apropiación presupuestal en el Servicio de la Deuda Pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente, podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero 2026. Así mismo, con cargo a las apropiaciones del servicio de la deuda de la vigencia 2024 se podrán atender compromisos u obligaciones correspondientes a la vigencia fiscal 2025.

ARTÍCULO 28o. Los gastos que sean necesarios para la contratación, ejecución, administración y servicio de las operaciones de crédito público, las operaciones asimiladas, las operaciones propias del manejo de la deuda pública, las conexas con las anteriores, y las demás relacionadas con los recursos del crédito, serán atendidos con cargo a las apropiaciones del servicio de la deuda pública; así como, los gastos que sean necesarios para la contratación, ejecución y administración de títulos de deuda pública y de las operaciones de tesorería de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público y sus conexas.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos y otros títulos de deuda pública. La emisión de estos bonos o títulos se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos del pago de intereses y de su redención.

Cuando se presenten utilidades del Banco de la República a favor de la Nación se podrán pagar en efectivo o con títulos de deuda pública.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 29o. A través del Sistema Integrado de Información Financiera - SIIF Nación se constituirán con corte a 31 de diciembre de 2024 las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación, a las que se refiere el artículo 89 del Estatuto Orgánico del Presupuesto. Como máximo, las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

Para las cuentas por pagar que se constituyan a 31 de diciembre de 2024 se debe contar con el correspondiente programa anual mensualizado de caja de la vigencia, de lo contrario deberán hacerse los ajustes en los registros y constituir las correspondientes reservas presupuestales. Igual procedimiento se deberá cumplir en la vigencia 2025.

Si durante el año de la vigencia de la reserva presupuestal o de la cuenta por pagar desaparece el compromiso u obligación que las originó, se podrán hacer los ajustes respectivos en el Sistema Integrado de Información Financiera - SIIF Nación.

Como quiera que el SIIF Nación refleja el detalle, la secuencia y el resultado de la información financiera pública registrada por las entidades y órganos que conforman el Presupuesto General de la Nación, no se requiere el envío de ningún soporte físico a la Dirección General del Presupuesto Público Nacional, ni a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, salvo que las mismas lo requieran.

ARTÍCULO 30o. Las entidades que hacen parte del Presupuesto General de la Nación que administran recursos para el pago de pensiones podrán constituir reservas presupuestales o cuentas por pagar con los saldos de apropiación que a 31 de diciembre se registren en el Sistema Integrado de Información Financiera - SIIF Nación para estos propósitos. Lo anterior se constituye como una provisión para atender el pago oportuno del pasivo pensional a cargo de dichas entidades en la siguiente vigencia.

ARTÍCULO 31o. En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2025 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9 de la Ley 225 de 1995.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 32o. Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal (CONFIS), o quien este delegue, requerirán de manera previa, la reprogramación de las vigencias futuras en donde se especifiquen las nuevas condiciones; en los demás casos, se requerirá de una nueva autorización.

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ARTÍCULO 33o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2 del artículo 8 de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales a que se refiere el inciso 2 del artículo 8 de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista. De no ser necesario efectuar algún ajuste, no se requerirá de una nueva autorización de vigencia futura.

Los registros en el Sistema Integrado de Información Financiera - SIIF Nación deberán corresponder a los cupos efectivamente utilizados.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 34o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo.

Para este efecto, la certificación de inembargabilidad donde se encuentren incorporados los recursos objeto de la medida cautelar se solicitará al jefe del órgano de la sección presupuestal o a quien este delegue. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

PARÁGRAFO. En los mismos términos, el Representante Legal de las entidades descentralizadas que administran recursos de la seguridad social certificará la inembargabilidad de estos recursos en los términos previstos en el artículo 63 de la Constitución Política en concordancia con el artículo 134 de la Ley 100 de 1993 y el artículo 25 de la Ley 1751 de 2015.

ARTÍCULO 35o. Los órganos a que se refiere el artículo 3 del presente Decreto pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado; igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, primero se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos Públicos deben atender las providencias que se profieran en su contra, en primer lugar, con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones de sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañías de seguros que se requieran en procesos judiciales.

Cuando se extiendan los efectos de una sentencia de unificación jurisprudencial dictada por el Consejo de Estado de conformidad con lo dispuesto en el artículo 102 del Código de Procedimiento Administrativo y de lo Contencioso Administrativo, en virtud de la autonomía presupuestal consagrada en el artículo 110 del Estatuto Orgánico del Presupuesto, la operación presupuestal a que haya lugar será responsabilidad del Jefe de cada órgano y su pago se imputará al rubro que lo generó.

PARÁGRAFO. Durante la presente vigencia fiscal, no se efectuarán aportes del Presupuesto General de la Nación al Fondo de Contingencias de las Entidades Estatales de los que tratan los numerales 1 y 2 del artículo 5 de la Ley 448 de 1998 relacionados con los pasivos judiciales descritos en el artículo 194 de la Ley 1437 de 2011.

ARTÍCULO 36o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal (GAULA), a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional cubrirán con sus respectivos presupuestos, los gastos de viaje y viáticos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros.

ARTÍCULO 37o. Las obligaciones por concepto de servicios médicos asistenciales (no pensiones), servicios públicos domiciliarios (Acueducto y Alcantarillado, Energía, Gas natural), servicios públicos de comunicaciones (que incluye los servicios de telecomunicaciones y postales), servicios de transporte de pasajeros o carga y contribuciones inherentes a la nómina, causados en el último bimestre de 2024, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2025.

Los sueldos de vacaciones, la prima de vacaciones, la indemnización de vacaciones, la bonificación especial de recreación, los auxilios de cesantías, las pensiones, los auxilios funerarios a cargo de las entidades, los impuestos, las contribuciones (incluida la tarifa de control fiscal), las contribuciones a organismos internacionales, así como las obligaciones de las entidades liquidadas correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 38o. En las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas dedicadas a la generación, transmisión, distribución y comercialización de energía, los gastos relacionados con la adquisición de bienes y servicios necesarios para los procesos de

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producción, transformación y comercialización se clasificarán como proyectos de inversión. Igual procedimiento se aplicará a las Empresas de Servicios Públicos Domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más.

En los casos en que las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas, de cualquier sector, reciban aportes de la Nación, estos se clasificarán como una transferencia en la Sección Principal del Sector Administrativo en que se encuentren vinculadas.

PARÁGRAFO. Las Empresas Industriales y Comerciales del Estado y las Sociedades de Economía Mixta sujetas al régimen de aquellas, registrarán sus proyectos de inversión en el Banco Único de Proyectos de Inversión Público, de conformidad con la metodología y lineamientos que establezca el Departamento Nacional de Planeación.

ARTÍCULO 39o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 40o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales (FONPET) con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

ARTÍCULO 41o. El Ministerio de Trabajo y la Administradora Colombiana de Pensiones - Colpensiones, podrán compensar deudas recíprocas por concepto, de aportes y devoluciones de los subsidios pagados por la Nación dentro del Programa de Subsidio de Aporte en Pensión, realizando únicamente los registros contables y las modificaciones en las historias laborales de los ciudadanos a que haya lugar. Si subsisten obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones a su cargo.

ARTÍCULO 42o. Sin perjuicio de lo establecido en las normas vigentes para el pago de la deuda correspondiente al pasivo pensional de las entidades territoriales con el

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FOMAG y de los recursos asignados en el Presupuesto General de la Nación durante la vigencia fiscal 2024 y en cumplimiento del parágrafo 2 del artículo 18 de la Ley 715 de 2001, el FONPET deberá girar al FOMAG como amortización de la deuda pensional de los entes territoriales los recursos acumulados por cada una de ellas en el sector Educación del FONPET, solo teniendo en cuenta el valor del pasivo pensional registrado en el Sistema de Información del Fondo y las necesidades de financiamiento de la nómina de pensionados que determine el Ministerio de Hacienda y Crédito Público. Para el efecto, el FONPET podrá trasladar recursos excedentes del sector Propósito General de cada entidad territorial al sector educación, cuando no cuenten con los recursos suficientes para atender sus pasivos pensionales en dicho sector.

En caso de que por efecto de la actualización de los cálculos actuariales de las entidades territoriales resulten giros superiores al pasivo pensional, estos serán abonados en la vigencia fiscal siguiente a favor de la Entidad Territorial.

El FOMAG informará de estas operaciones a las entidades territoriales para su correspondiente registro presupuestal y contabilización y, a la Dirección General de Regulación Económica de la Seguridad Social del Ministerio de Hacienda y Crédito Público, el detalle de lo correspondiente a cada entidad territorial.

En desarrollo del artículo 199 de la Ley 1955 de 2019, los recursos del FONPET asignados en el Presupuesto General de la Nación durante la vigencia fiscal 2025 con destino al FOMAG, se imputarán en primer lugar a la amortización de la deuda pensional corriente de la vigencia fiscal en curso de los entes territoriales registrada en dicho Fondo, sin perjuicio de las depuraciones posteriores a que haya lugar, en segundo lugar, se aplicarán a las demás obligaciones pensionales y, en tercer lugar, el excedente amortizará a la reserva actuarial.

ARTÍCULO 43o. El retiro de recursos de las cuentas de las entidades territoriales en el FONPET para el pago de bonos pensionales o cuotas partes de bonos pensionales y cuotas partes pensionales, se efectuará de conformidad con la normativa vigente, sin que la entidad territorial requiera acreditar previamente la incorporación en su presupuesto. Durante la vigencia fiscal, tales entidades territoriales deberán realizar la incorporación presupuestal y el registro contable de los pagos que por estos conceptos sean realizados por el FONPET.

En la vigencia 2025, por solicitud de las entidades territoriales, el FONPET girará recursos para el pago de la nómina de pensionados a cargo de la administración central territorial hasta por el valor total apropiado para financiar el pago de las mesadas pensionales de la vigencia en curso, aplicando el porcentaje de cubrimiento del pasivo pensional del sector Propósito General del FONPET, de acuerdo con el cubrimiento pensional de la entidad territorial.

Lo previsto en el presente artículo se aplicará para las entidades territoriales que tengan recursos disponibles y cumplan con los requisitos establecidos en la Ley 549 de 1999, y demás normas vigentes, de acuerdo con las instrucciones que suministre para este propósito el Ministerio de Hacienda y Crédito Público.

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ARTÍCULO 44o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos Fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicada en las mismas condiciones a las Superintendencias, así como a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 45o. Con los ingresos corrientes y excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007, compilado por el Decreto 1833 de 2016 y las normas que lo modifiquen o adicionen.

PARÁGRAFO. Autorícese al Departamento Administrativo para la Prosperidad Social - DPS para ejecutar los recursos del Fondo de Solidaridad Pensional que financien el Programa Colombia Mayor, en los términos del parágrafo 2 del artículo 5 del Decreto Legislativo número 812 de 2020.

ARTÍCULO 46o. Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9 de la Ley 1122 de 2007, para la vigencia 2025 se presupuestarán en el Presupuesto General de la Nación los ingresos corrientes y excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016.

Previa cobertura de los riesgos amparados con cargo a los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, se financiará, con cargo a dichos recursos la Sostenibilidad y Afiliación de la Población Pobre y Vulnerable asegurada a través del Régimen Subsidiado; una vez se tenga garantizado el aseguramiento, se podrán destinar recursos a financiar otros programas de salud pública.

También podrán ser financiados con dichos recursos, en el marco de lo dispuesto por el artículo 337 de la Constitución Política y los tratados e instrumentos internacionales

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vigentes, los valores que se determinen en cabeza del Estado colombiano por las atenciones iniciales de urgencia que sean prestadas a los nacionales colombianos en el territorio extranjero de zonas de frontera con Colombia, al igual que las atenciones iniciales de urgencia prestadas en el territorio colombiano a los nacionales de los países fronterizos, de conformidad con la reglamentación que para el efecto expida el Gobierno nacional.

Los excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, con corte a 31 de diciembre de 2024, serán incorporados en el presupuesto de la Administradora de los Recursos del Sistema General de Seguridad Social en Salud - ADRES, y se destinarán a la financiación del aseguramiento en salud.

ARTÍCULO 47o. Las entidades responsables de la reparación integral a la población víctima del conflicto armado del orden nacional darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de dicha población y, en especial, a la población en situación de desplazamiento forzado y a la población étnica víctima de desplazamiento, beneficiarios de sentencias de restitución de tierras, en cumplimiento de la Ley 1448 de 2011, la Ley 2078 de 2021 y a lo ordenado por la Corte Constitucional en la Sentencia T-025 de 2004 y sus Autos de Seguimiento.

Estas entidades deberán atender prioritariamente, todas las solicitudes de Ayuda Humanitaria de Emergencia y Transición constituyendo estas un título de gasto prevalente sobre las demás obligaciones de la entidad y para garantizar sostenibilidad a los procesos de restitución de tierras.

ARTÍCULO 48o. Durante la vigencia de 2025, con el fin de verificar los avances en la implementación de la Ley 1448 de 2011 y los Decretos Ley étnicos 4633, 4634 y 4635 de 2011 modificados por la Ley 2078 de 2021, las entidades encargadas de ejecutar la política de víctimas, especificarán en el Sistema Integrado de Información Financiera - SIIF Nación, en el Sistema Unificado de Inversiones y Finanzas Públicas – SUIFP o el que haga sus veces, y en los demás aplicativos que para este propósito determinen el Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación, los rubros que dentro de su presupuesto destinan a este fin y remitirán a la Unidad para la Atención y Reparación Integral a las Víctimas los listados de la población beneficiada de las medidas de atención, asistencia y reparación integral previstas para la población víctima del conflicto armado.

ARTÍCULO 49o. Bajo la coordinación de la Unidad para la Atención y Reparación Integral a las Víctimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de las iniciativas en el marco de la política pública de asistencia, atención y reparación integral a la población víctima, adelantarán la focalización y municipalización indicativa del gasto de inversión destinado a dicha población, en concordancia con la Ley 1448 de 2011, prorrogada por la Ley 2078 de 2021 y la reglamentación vigente.

La focalización y territorialización indicativas procurarán la garantía del goce efectivo de los derechos de las víctimas y tendrán en cuenta las características heterogéneas y las capacidades institucionales de las entidades territoriales.

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ARTÍCULO 50o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado - FRISCO, en la presente vigencia fiscal serán transferidos a la Nación por la Sociedad de Activos Especiales – SAE S.A.S., a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 51o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá hacer el pago bajo el concepto de "Pago de Pasivos Exigibles - Vigencias Expiradas".

También procederá la operación prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

Cuando se cumpla alguna de las anteriores condiciones, se podrá atender el gasto de "Pago Pasivos Exigibles - Vigencias Expiradas", a través del rubro presupuestal correspondiente de acuerdo con el detalle del anexo del decreto de liquidación. Al momento de hacerse el registro presupuestal deberá dejarse consignada la expresión "Pago Pasivos Exigibles - Vigencias Expiradas". Copia del acto administrativo que ordena su pago deberá ser remitido a la Contraloría General de la República.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

Lo preceptuado en el presente artículo no aplica cuando se configuren como hechos cumplidos.

PARÁGRAFO. Este artículo también aplicará para las Empresas Industriales y Comerciales del Estado y las Sociedades de Economía Mixta asimiladas a estas, donde la Nación tenga una participación del 90 por ciento o más.

ARTÍCULO 52o. Las asignaciones presupuestales del Fondo Único de Tecnologías de la Información y las Comunicaciones, incluye los recursos necesarios para cubrir los gastos de funcionamiento en que incurra el Operador Postal Oficial por la Prestación del servicio postal universal y la franquicia postal, el Proveedor de Redes y Servicios de telecomunicaciones por la prestación de los servicios de franquicia telegráfica. En el caso de las franquicias postal y telegráfica, el pago se realizará en relación con los servicios que se presten a los órganos beneficiarios que hacen parte del Presupuesto General de la Nación.

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El Fondo Único de TIC efectuará la transferencia de recursos al Operador Postal por la prestación de los servicios de la franquicia postal y/o el proveedor de redes y servicios de telecomunicaciones que efectivamente haya prestado el servicio de telegrafía. El receptor de la transferencia expedirá el respectivo paz y salvo a la entidad beneficiaria de los servicios correspondientes a las franquicias postal y/o telegráfica tan pronto como reciba los recursos.

Los recursos a que se refiere el numeral 8 del artículo 35 de la Ley 1341 de 2009, modificado por el artículo 22 de la Ley 1978 de 2019, para financiar gastos de funcionamiento del Ministerio de las Tecnologías de la Información y las Comunicaciones, serán transferidos por el Fondo Único de Tecnologías de la Información y las Comunicaciones a la Dirección General de Crédito Público y Tesoro Nacional.

PARÁGRAFO 1o. El Fondo Único de TIC podrá pagar con cargo a las apropiaciones de la vigencia fiscal de 2025, las obligaciones causadas en el último trimestre de la vigencia 2024 por concepto de servicio postal universal, y franquicias postal y/o telegráfica de que trata el presente artículo.

PARÁGRAFO 2o. El Fondo Único de TIC podrá destinar los dineros recibidos por la contraprestación de que trata el artículo 14 de la Ley 1369 de 2009, para financiar el servicio postal universal y los gastos de vigilancia y control de los operadores postales.

ARTÍCULO 53o. Los pagos por menores tarifas del sector eléctrico y de gas que se causen durante la vigencia del presente Decreto, podrán ser girados por el Ministerio de Minas y Energía, con base en la proyección de costos realizada con la información aportada por los prestadores del servicio, o a falta de ella, con base en la información disponible. Los saldos que a 31 de diciembre de 2025 se generen por este concepto se atenderán con cargo a las apropiaciones de la vigencia fiscal siguiente.

El Ministerio de Minas y Energía podrá con cargo a los recursos disponibles apropiados para el efecto, pagar los saldos que por este concepto se hubieren causado en vigencias anteriores.

ARTÍCULO 54o. La Nación, a través de la Oficina de Bonos Pensionales del Ministerio de Hacienda y Crédito Público y la Administradora Colombiana de Pensiones - Colpensiones, en virtud del artículo 2.2.16.7.25 del Decreto 1833 de 2016, podrán compensar deudas recíprocas por concepto de Bonos Pensionales Tipo A, pagados por la Nación por cuenta de Colpensiones, y obligaciones exigibles a cargo de la Nación, a favor de Colpensiones, por concepto de Bonos pensionales Tipo B y T, sin afectación presupuestal. Para tal efecto, será suficiente que las entidades, lleven a cabo los registros contables a que haya lugar. En el evento, en el que una vez efectuada la compensación, subsistan obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal, la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones a su cargo.

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ARTÍCULO 55o. Las entidades responsables del Sistema Penitenciario y Carcelario del país del orden nacional, darán prioridad en la ejecución con sus respectivos presupuestos,. a la atención integral de la población penitenciaria y carcelaria, en cumplimiento de las Sentencias T-388 de 2013 y T-762 de 2015 de la Corte Constitucional.

ARTÍCULO 56o. Con el ánimo de garantizar el derecho al pago oportuno de las mesadas pensionales, Colpensiones podrá recurrir a los recursos de liquidez propios con el propósito de atender el pago de las obligaciones establecidas en los artículos 137 y 138 de la Ley 100 de 1993. Estos recursos serán devueltos por la Nación a Colpensiones, bajo los términos y condiciones acordados por las partes.

ARTÍCULO 57o. ACCIÓN DE REPETICIÓN. Las entidades públicas obligadas a ejercer la acción de repetición contenida en el artículo 4 de la Ley 678 de 2001, semestralmente reportarán para lo de su competencia a la Contraloría General de la República y a la Procuraduría General de la Nación, acerca de cada uno de los fallos judiciales pagados con dineros públicos durante el período respectivo, anexando la correspondiente certificación del Comité de Conciliación, donde conste el fundamento de la decisión de iniciar o no, las respectivas acciones de repetición.

Así mismo, dentro de los dos (2) meses siguientes a la decisión del Comité de Conciliación, se remitirán a los organismos de control mencionados en el inciso anterior, las constancias de radicación de las respectivas acciones ante el funcionario judicial competente.

PARÁGRAFO. Lo dispuesto en el presente artículo tendrá efecto para todos los fallos que se hayan pagado a la entrada en vigencia del presente Decreto y que aún no hayan sido objeto de acción de repetición.

ARTÍCULO 58o. Con el propósito de evitar una doble presupuestación, la Superintendencia de Notariado y Registro girará directamente los recaudos de la Ley 55 de 1985 por concepto de los ingresos provenientes de los derechos por registro de instrumentos públicos y otorgamiento de escrituras en los porcentajes que establece la normativa vigente a la Rama Judicial, la Fiscalía, USPEC, Ministerio de Justicia y del Derecho y el ICBF, con cargo a los valores presupuestados en cada una de ellas, con esta fuente. La Superintendencia hará los ajustes contables a que haya lugar.

ARTÍCULO 59o. El Ministerio de Minas y Energía reconocerá las obligaciones por consumo de energía hasta por el monto de las apropiaciones de la vigencia fiscal, financiadas con los recursos del Fondo de Energía Social - FOES. Por tanto, los prestadores del servicio público de energía, no podrán constituir pasivos a cargo de la Nación que correspondan a la diferencia resultante entre el valor señalado por el artículo 190 de la Ley 1753 de 2015 y lo efectivamente reconocido.

ARTÍCULO 60o. Los gastos en que incurra el Ministerio de Educación Nacional para la realización de las actividades de control, seguimiento y cobro de valores adeudados, para adelantar el proceso de verificación y recaudo de la contribución parafiscal prevista en la Ley 1697 de 2013, se realizarán con cargo a los recursos depositados en el Fondo

Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1º de enero al 31 de diciembre de 2025"

Nacional de Universidades Estatales de Colombia, para lo cual se harán los correspondientes registros presupuestales.

ARTÍCULO 61o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial. Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

Así mismo, durante la presente vigencia fiscal la Nación podrá reconocer y pagar, bien sea con cargo al servicio de deuda del Presupuesto General de la Nación o con bonos u otros títulos de deuda pública las obligaciones a cargo del Fondo de Estabilización de Precios de los Combustibles -FEPC y los bonos pensionales a su cargo de que trata la Ley 100 de 1993 y su Decreto 1833 de 2016, compilatorio de las normas del Sistema General de Pensiones. Cuando se emitan TES clase B para atender el pago de los bonos pensionales a cargo de la Nación que se hayan negociado de acuerdo con el artículo 12 del Decreto 1299 de 1994 en el mercado secundario, podrán ser administrados por la Dirección General de Crédito Público y Tesoro Nacional en una cuenta independiente, con el objetivo de suministrar la respectiva liquidez. El Ministerio de Hacienda y Crédito Público, mediante acto administrativo establecerá los parámetros aplicables a las operaciones de las que trata este inciso.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, surgidas de los contratos de concesión por concepto de sentencias y conciliaciones hasta por quinientos mil millones de pesos ($500.000.000.000); en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, según corresponda.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención y pago de intereses. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. La Agencia Nacional de Infraestructura y el Instituto Nacional de Vías al hacer uso de este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 62o. Las partidas del Presupuesto General de la Nación con destino al Fondo de Protección de Justicia de que trata el Decreto 200 de 2003 y las normas que lo modifiquen o adicionen, quedan incorporadas en la Rama Judicial Consejo Superior

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de la Judicatura, Fiscalía General de la Nación, Procuraduría General de la Nación y Ministerio del Interior.

ARTÍCULO 63o. DEL FUNCIONAMIENTO Y DESARROLLO DEL FONDO PARA LA DEFENSA DE LOS DERECHOS E INTERESES COLECTIVOS. Con base en lo dispuesto en la Ley 472 de 1998, la Defensoría del Pueblo financiará el funcionamiento del Fondo con el producto de los rendimientos financieros del capital de dicho Fondo.

ARTÍCULO 64o. ADMINISTRACIÓN Y FUNCIONAMIENTO DEL SISTEMA NACIONAL DE DEFENSORÍA PÚBLICA. Con base en la transferencia realizada para el desarrollo del Sistema Nacional de Defensoría Pública, serán imputables a la misma los gastos de funcionamiento que garanticen el debido desarrollo de los postulados previstos en la Ley 941 de 2005, con base en el principio de programación integral previsto en el artículo 17 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 65o. Cuando existan rendimientos financieros generados por el Fondo de Devolución de Armas, dichos recursos serán incorporados en la Sección Presupuestal 1501 Ministerio de Defensa Nacional, como fuente de ingreso Fondos Especiales (Fondos Internos), los cuales serán utilizados de acuerdo con lo establecido en el Estatuto Orgánico del Presupuesto.

ARTÍCULO 66o. Las operaciones de cobertura previstas en los artículos 129 de la Ley 2010 de 2019 - Fondo de Estabilización del Ingreso Fiscal- y 33 de la Ley 1955 de 2019 -Fondo de Estabilización de Precios de los Combustibles- se podrán estructurar, contratar y ejecutar en forma conjunta, como parte de un programa integral de mitigación de los riesgos fiscales derivados de las fluctuaciones de los precios del petróleo, los combustibles líquidos y la tasa de cambio del peso colombiano por el dólar estadounidense. Los costos generados por la ejecución de dichas operaciones se podrán asumir con cargo al servicio de la deuda pública del Presupuesto General de la Nación cuando los recursos disponibles en dichos fondos sean insuficientes.

Las operaciones de cobertura de que trata el presente artículo se podrán administrar por la Dirección General de Crédito Público y Tesoro Nacional a través de cuentas independientes mientras son incorporadas a los fondos respectivos. En caso de percibirse recursos en virtud de las operaciones de cobertura, estos podrán ser incorporados en los estados financieros del Fondo de Estabilización del Ingreso Fiscal - FEIF para posterior utilización de los mismos.

ARTÍCULO 67o. VERIFICACIÓN DEL REGISTRO DE PROYECTOS FINANCIADOS O COFINANCIADOS. Para la correspondiente asignación de recursos de la Nación que cofinancian proyectos en cualquier nivel de gobierno, los órganos que son una sección dentro del Presupuesto General de la Nación deberán verificar que los proyectos cofinanciados estén registrados en el Banco Único de Proyectos de Inversión Pública administrado por el Departamento Nacional de Planeación.

Lo dispuesto en el inciso anterior también aplica en los eventos en que la financiación o cofinanciación la realicen los órganos del Presupuesto General de la Nación a través de fiducias, encargos fiduciarios y/o patrimonios autónomos.

ARTÍCULO 68o. ADQUISICIÓN DE DIVISAS PARA LA EJECUCIÓN PRESUPUESTAL DEL SERVICIO DE DEUDA EXTERNA. A fin de fijar el valor definitivo de las apropiaciones necesarias para atender el servicio de la deuda externa frente a posibles variaciones en las tasas de cambio, se autoriza a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para que con la orden de afectación presupuestal pueda adquirir las divisas necesarias que permitan la ejecución presupuestal correspondiente al servicio de deuda externa del Presupuesto General de la Nación, registrando las obligaciones presupuestales a la tasa de cambio vigente a la fecha de la afectación presupuestal.

Para atender los pagos requeridos del servicio de deuda externa, la Dirección General de Crédito Público y Tesoro Nacional podrá conformar los portafolios en divisas que requiera con los recursos derivados de la afectación presupuestal correspondiente.

ARTÍCULO 69o. ASISTENCIA Y REPRESENTACIÓN JUDICIAL DE ENTIDADES PÚBLICAS. Dentro del marco de colaboración armónica que debe orientar las actuaciones administrativas de las distintas autoridades y entidades del Estado, y con el fin de reducir costos de desplazamientos y gastos judiciales, se tendrán en cuenta las siguientes consideraciones:

a) Cuando varias entidades de la administración pública tanto del orden nacional como territorial, actúen como demandantes o demandadas dentro de un proceso judicial, podrán de común acuerdo con los apoderados judiciales que uno de ellos tome la representación judicial de las restantes para la comparecencia de las audiencias que dentro del respectivo proceso hayan sido convocadas o por ley deban asistir. Para tal efecto la entidad encomendada a asumir la representación judicial para la audiencia correspondiente, estará en capacidad y queda facultada para disponer uno de sus apoderados o funcionarios que reciba los poderes que se requieran.

b) En materia de cobro de costas judiciales en que varias entidades de la Rama Ejecutiva, entre ellas el Ministerio de Hacienda y Crédito Público, sean beneficiarias de los mismos, el recaudo de la totalidad de ellas estará a cargo de Ministerio de Hacienda y Crédito Público quien queda facultado para iniciar los cobros judiciales o extrajudiciales respectivos. Cuando las costas incluyan agencias en derecho las mismas se entenderán a favor de la entidad pública y no del apoderado que las representa.

Sin perjuicio de lo dispuesto en el literal a) del presente artículo, las entidades podrán a través de la modalidad de teletrabajo, representar y vigilar los procesos en las diferentes zonas del país.

ARTÍCULO 70o. INCORPORACIÓN DE RECURSOS ENTIDADES TERRITORIALES AL FONDO DE LA REGISTRADURÍA PARA EL EJERCICIO DE LOS MECANISMOS DE PARTICIPACIÓN CIUDADANA. Para la vigencia del 2025 el Fondo Rotatorio de la Registraduría Nacional del Estado Civil, a través de convenios, podrá recibir los recursos que aporten las entidades territoriales para la financiación de mecanismos de participación ciudadana, en virtud de los principios de colaboración armónica y autonomía territorial, en coordinación con la Registraduría Nacional del Estado Civil.

Con dichos recursos, se atenderán los gastos correspondientes a la financiación de mecanismos de participación ciudadana solicitados por las entidades territoriales, previo recaudo de los aportes de la entidad territorial solicitante, y en el monto que se reciba por parte de la entidad territorial solicitante.

ARTÍCULO 71o. OBLIGACIÓN DE REPORTE - BONOS TEMÁTICOS SOBERANOS. Sin perjuicio de las obligaciones de reporte ya existentes, las entidades ejecutoras del Presupuesto General de la Nación - PGN que tengan transferencias o proyectos seleccionados para hacer parte de los portafolios de bonos temáticos de acuerdo a los marcos de referencia a los que se refiere el artículo 4 de la Ley 2073 de 2020, deberán proveer al Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación, cada 6 meses una vez emitido el bono temático la información necesaria para realizar los reportes a los inversionistas, tales como indicadores de impacto, desempeño y controversias ambientales, sociales o de gobernanza que se presenten en estos gastos o proyectos.

ARTÍCULO 72o. En las Empresas Industriales y Comerciales del Estado y Sociedades de Economía Mixta con el régimen de aquellas y en las Empresas de Servicios públicos y sus subordinadas, en las cuales la participación de la Nación directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de su presupuesto, de las viabilidades presupuestales y de las vigencias futuras, corresponderá a las juntas directivas de las respectivas empresas y sociedades, sin requerirse concepto previo de ningún órgano o entidad gubernamental.

PARÁGRAFO. Estas empresas y sociedades seguirán reportando su información presupuestal a la Dirección General del Presupuesto Público Nacional y a la Dirección de Programación de Inversiones Públicas, de acuerdo con lo establecido en el artículo 93 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 73o. PAGO DE OBLIGACIONES DEL FONDO DE ESTABILIZACIÓN DE PRECIOS DE LOS COMBUSTIBLES - FEPC. Para atender las obligaciones a cargo del Fondo de Estabilización de Precios de los Combustibles - FEPC, incluidas las causadas en vigencias anteriores, el Ministerio de Hacienda y Crédito Público podrá utilizar las siguientes alternativas de pago: (i) reconocer y pagar mediante la emisión de bonos u otros títulos de deuda pública sin que ello implique operación presupuestal y solo deberá presupuestarse para efectos de su redención y pago de intereses; (ii) utilizar las apropiaciones presupuestales de funcionamiento o del servicio de la deuda disponibles no comprometidas; (iii) utilizar los recursos que se encuentren como saldos de caja del FEPC; y/o (iv) compensar total o parcialmente, con cargo a los dividendos decretados por Ecopetrol S.A a favor de la Nación, las obligaciones liquidadas del FEPC con el Grupo Ecopetrol, sin que ello implique un movimiento de efectivo para las partes ni operación presupuestal alguna. Esta última operación deberá ser presentada ante el Consejo Nacional de Política Económica y Social - CONPES para su recomendación, en el marco del artículo 97 del Decreto 111 de ·1996 - Estatuto Orgánico de Presupuesto.

ARTÍCULO 74o. ENTES AUTÓNOMOS UNIVERSITARIOS ESTATALES - UNIVERSIDADES PÚBLICAS. En cumplimiento de las Sentencias C-346 de 2021 y C-

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505 de 2023 proferidas por la Corte Constitucional, las apropiaciones presupuestales se asignan en la Sección Presupuestal 2257 denominada "Entes autónomos universitarios estatales - Universidades Públicas", en la cual se incorporan los montos totales de gastos de funcionamiento e inversión que la Nación transfiere a cada uno de estos entes autónomos. El gasto de funcionamiento e inversión de cada universidad del orden nacional y territorial está contenido en el anexo que forma parte del presente Decreto.

En el caso de los recursos de inversión de que trata el artículo 86 de la Ley 30 de 1992, cada ente autónomo universidad pública deberá tener registrado un proyecto de inversión en el Banco de Proyectos de Inversión Nacional -BPIN.

PARÁGRAFO 1o. En el anexo del decreto de liquidación del Presupuesto General de la Nación dentro de la sección presupuestal "Entes autónomos universitarios estatales - Universidades Públicas", cada Universidad se identificará como una unidad ejecutora solo para lo relacionado con "la gestión presupuestal del giro de dichos recursos y realizará el registro de la ejecución presupuestal de los montos señalados en el Sistema Integrado de Información Financiera - SIIF Nación, solamente para la transferencia de estos recursos a sus tesorerías, para lo cual se garantizará el PAC y su respectiva programación mensual se realizará con base en la propuesta definida por cada Universidad pública que deberá ser remitida antes del 20 de diciembre de la vigencia respectiva a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público sin necesidad de solicitud, atendiendo la respectiva autonomía presupuestal sin que por ello sean considerados como establecimientos públicos.

Las transferencias diferentes a las establecidas en la Sección Presupuestal 2257 o los pagos que requieran ser efectuados por entidades del Presupuesto General de la Nación a los entes autónomos universitarios estatales – Universidades Públicas, se girarán como si las mismas fueran un tercero no usuario del Sistema Integrado de Información Financiera- SIIF.

PARÁGRAFO 2o. Para efectos de la programación del Presupuesto General de la Nación de 2026, los entes autónomos universitarios estatales - Universidades Públicas no requerirán anteproyecto de presupuesto, en virtud de su autonomía presupuestal.

Lo previsto en este artículo solo aplicará en lo relacionado con la gestión presupuestal del gasto para el giro de los recursos, sin perjuicio de la autonomía universitaria para planear, programar, apropiar, ejecutar y modificar sus presupuestos.

ARTÍCULO 75o. En los presupuestos del Ministerio de Hacienda y Crédito Público y del Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Único de Proyectos de Inversión Pública, de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto, sin cambiar su destinación y cuantía, en los términos de la Sentencia C-006 de 2012 de la Corte Constitucional.

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PARÁGRAFO. Se podrán efectuar distribuciones dentro del proceso de ejecución presupuestal para la financiación de proyectos que se encuentren registrados en el Banco Único de Proyectos de Inversión Pública, sin cambiar su destinación y cuantía, con el fin de promover el cumplimiento del Plan Nacional de Desarrollo 2022-2026, el desarrollo territorial y el fortalecimiento de los programas sociales.

ARTÍCULO 76o. Con cargo a los recursos del Sistema General de Participaciones del sector educación de la vigencia 2025, se podrán financiar las obligaciones laborales causadas y pendientes de pago de la vigencia 2024 que correspondan a contribuciones de nómina, aportes patronales y del afiliado con destino al FOMAG y parafiscales.

ARTÍCULO 77o. En el evento en que la Nación tenga pendiente el giro de recursos de vigencias anteriores a una entidad territorial con cargo al Sistema General de Participaciones, por efecto de las medidas adoptadas en aplicación del Decreto Ley 28 de 2008 o por falta del registro oportuno de la Cuenta Maestra, la entidad del orden nacional ordenadora de gasto notificará a la Dirección General de Crédito Público y del Tesoro Nacional dicha situación y su cuantía, y se ejecutará presupuestalmente, manteniendo los recursos en una cuenta separada y administrada por la mencionada Dirección, que no implica reconocimiento diferente al monto no girado.

Una vez se supere la situación que dio lugar al recurso pendiente de giro, la entidad de orden nacional ordenadora del gasto informará a la Dirección General de Crédito Público y Tesoro Nacional para que se proceda con el giro, sin que para dicho evento proceda operación presupuestal alguna.

ARTÍCULO 78o. Atendiendo a la especial condición insular del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, y a los objetivos de preservación de la reserva de biósfera Sea Flower, en el actual presupuesto se asignarán recursos para el Ministerio de Vivienda, Ciudad y Territorio con el objeto de atender los costos que no sean recuperables vía tarifa o subsidios, de la puesta en marcha, operación y mantenimiento del sistema de extracción, adecuación y tratamiento de residuos sólidos para el departamento. Los prestadores del sistema deberán reportar al Ministerio de Vivienda, Ciudad y Territorio los costos de dichas actividades que no puedan ser recuperados, con el fin de que les sean girados mensualmente para garantizar la continua operación del sistema. Con el fin de efectuar dicho giro, el citado Ministerio deberá solicitar la información que considere necesaria a las autoridades competentes para asegurar que los costos asumidos correspondan a aquellos que no puedan ser cubiertos vía tarifa o subsidios.

ARTÍCULO 79o. Las entidades responsables del cumplimiento de lo ordenado en la Sentencia T-302 de 2017, que declara "la existencia de un estado de cosas inconstitucional en relación con el goce efectivo de los derechos fundamentales a la alimentación, a la salud, al agua potable y a la participación de los niños y niñas del pueblo wayúu", darán prioridad en la ejecución de sus respectivos presupuestos para que las obligaciones emanadas, beneficien a la población objetivo.

Estas entidades deberán atender prioritariamente, todas las solicitudes de ayuda y transición constituyendo estas, en el título de gasto prevalente sobre las demás obligaciones de la entidad.

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ARTÍCULO 80o. Durante la vigencia 2025, el Ministerio de Minas y Energía, destinará recursos para promover y cofinanciar proyectos dirigidos a la prestación del servicio público de gas combustible a través del desarrollo de infraestructura del Gas Licuado de Petróleo -GLP por red a nivel nacional y masificar su uso en el sector rural y en los estratos bajos urbanos, con cargo a los recursos dispuestos en la presente vigencia para el proyecto de distribución de recursos al consumo en cilindros y proyectos de infraestructura de GLP.

ARTÍCULO 81o. ADMINISTRACIÓN Y SEGUIMIENTO POR PROGRAMA DEL PRESUPUESTO ORIENTADO A RESULTADOS. De conformidad con el artículo 364 de la Ley 2294 de 2023, el Departamento Nacional de Planeación y la Dirección General del Presupuesto Público Nacional garantizarán conjuntamente la consolidación de información técnica centralizada requerida para el monitoreo y evaluación del gasto público orientado a resultados del Presupuesto General de la Nación, a partir de los avances hechos por el Departamento Nacional de Planeación sobre la materia.

La información de Programas de inversión y Operaciones de Funcionamiento será administrada conjuntamente entre la Dirección de Proyectos e Información de Inversión Pública del Departamento Nacional de Planeación y la Dirección General del Presupuesto Público Nacional del Ministerio de 'Hacienda y Crédito Público para garantizar el seguimiento integral de la ejecución en clasificación programática del Presupuesto General de la Nación.

Con fundamento en lo anterior, los informes mensuales de ejecución del Presupuesto General de la Nación deben incluir una lectura programática del gasto. Con este propósito, las entidades ejecutoras del Presupuesto General de la Nación deben suministrar la información que para tal fin sea requerida por parte de la Dirección General del Presupuesto Público Nacional y el Departamento Nacional de Planeación.

ARTÍCULO 82o. IMPLEMENTACIÓN DE LA METODOLOGÍA DE TRAZADORES PRESUPUESTALES. Durante la vigencia 2025, el Departamento Nacional de Planeación y el Ministerio de Hacienda y Crédito Público darán a conocer la metodología para la creación e implementación de trazadores que permitan la marcación de partidas presupuestales de inversión y funcionamiento del Presupuesto General de la Nación de que trata el artículo 361 del Plan Nacional de Desarrollo 2022-2026 "Colombia Potencia Mundial de la Vida", que servirá de base para las nuevas propuestas que se formulen sobre la materia a partir de la vigencia 2026. Para que sean consideradas para la vigencia 2026 las iniciativas deben contar con la viabilidad de estas entidades y soporte en el sistema de información que se determine a más tardar el último día hábil del mes de mayo de 2025.

Los trazadores presupuestales de que tratan los artículos 220 y 221 de la Ley 1955 de 2019 continuarán funcionando en los términos allí establecidos durante 2025. Como parte de los lineamientos para la programación presupuestal 2026 el Departamento Nacional de Planeación y el Ministerio de Hacienda y Crédito Público darán a conocer los ajustes requeridos para armonizar el proceso, registro y reporte consistente con la metodología de implementación de trazadores presupuestales de que trata el artículo

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Continuación del Decreto "Por medio del cual se decreta el presupuesto de rentas y recursos de capital y el presupuesto de gastos para la vigencia fiscal del 1° de enero al 31 de diciembre de 2025"

361 del Plan Nacional de Desarrollo 2022- 2026 "Colombia Potencia Mundial de la Vida".

ARTÍCULO 83o. El presente Decreto rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1 de enero de 2025.

PUBLÍQUESE Y CÚMPLASE
Dado en Bogotá D.C., a los 18 DIC 2024

El Viceministro General encargado del empleo de Ministro de Hacienda y Crédito Público,

DIEGO ALEJANDRO GUEVARA CASTAÑEDA